UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of August 2022

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:	☐	No:	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:	☐	No:	☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ Samuel Cochrane

Samuel Cochrane, Chief Financial Officer

Date: August 12, 2022

INCORPORATION BY REFERENCE

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form S-8 of the registrant, which was filed with the Securities and Exchange Commission on October 21, 2021 (File No. : 333-260411).

SIERRA WIRELESS®

Q2 2022 | Second Quarter Report

For the three and six months ended June 30

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) provides information for the three and six month periods ended June 30, 2022 and up to and including August 12, 2022. This MD&A should be read together with our unaudited interim consolidated financial statements and the accompanying notes for the three and six month periods ended June 30, 2022 and June 30, 2021, respectively, and our audited annual consolidated financial statements and the accompanying notes for the year ended December 31, 2021 (collectively, “the consolidated financial statements”). The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP” or “GAAP”). Except where otherwise specifically indicated, all amounts in this MD&A are expressed in United States dollars (“USD”).
We have prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different than those of the United States.
Certain statements in this MD&A constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws. You should carefully read “Cautionary Note Regarding Forward-Looking Statements” in this MD&A and should not place undue reliance on any such forward-looking statements.
Throughout this document, references are made to certain non-GAAP financial measures that are not measures of performance under U.S. GAAP. Management believes that these non-GAAP financial measures provide useful information to investors regarding our results of operations as they provide additional measures of our performance and assist in comparisons from one period to another. These non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. These non-GAAP financial measures are defined and reconciled to their nearest GAAP measure in “Non-GAAP Financial Measures”.
In this MD&A, unless the context otherwise requires, references to "the Company", "Sierra Wireless", "we", "us" and "our" refer to Sierra Wireless, Inc. and its subsidiaries.
Additional information about our company, including our most recent consolidated financial statements and our 2021 Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements
This MD&A contains certain statements and information that are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (collectively, “forward-looking statements”) and may include statements and information relating to, among others, the consummation of the proposed transaction and the expected timing thereof, the synergies and other benefits to be realized if the proposed transaction is consummated; our expectations regarding customer demand, our supply chain, manufacturing capacity (including manufacturing shutdowns or slowdowns) and the potential impact of COVID-19 in these areas; our ability to meet customer demand and our financial results; expectations regarding post-COVID-19 recovery; expectations regarding the Company's cost savings initiatives; statements regarding our strategy, plans, goals, objectives, expectations and future operating performance; the Company's liquidity and capital resources; the Company's financial and operating objectives and strategies to achieve them; our work to review and evaluate additional security measures and the ability that they will have to protect our IT systems; general economic conditions; estimates of our expenses, future revenues, financial results and capital requirements; our expectations regarding the legal proceedings we are involved in; statements with respect to the Company's estimated working capital; expectations with respect to the adoption of Internet of Things (“IoT”) solutions; expectations regarding trends and growth in the IoT market and wireless module market; expectations regarding product and price competition from other wireless device manufacturers and solution providers; our ability to implement effective control procedures; and expectations regarding the launch of fifth generation cellular embedded modules and routers. Forward-looking statements are provided to help you understand our views of our short and long term plans, expectations and prospects. We caution you that forward-looking statements may not be appropriate for other purposes.
Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as "outlook", “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible”, or variations thereof, or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are not promises or guarantees of future performance. They represent our current views and may change significantly. Forward-looking statements are based on a number of material assumptions, including, but not limited to, those listed below, which could prove to be significantly incorrect:
•the scope and duration of the COVID-19 pandemic and its impact on our business;
•our ability to return to normal operations after the COVID-19 pandemic has subsided globally;
•expected constraints on component supply and manufacturing capacity;
•constraints impacting our ability to receive supply from our suppliers and deliver product to our customers;
•customer demand and our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;
•our operations not being adversely disrupted by further ransomware or cyber security attacks;
•our ability to effect and to realize the anticipated benefits of our business transformation and restructuring initiatives, and the timing thereof;
•our ability to develop, manufacture, and sell new products and services that meet the needs of our customers and gain commercial acceptance;
•expected macro-economic business conditions;
•expected cost of sales;
•our ability to win new business;
•our ability to integrate acquired businesses and realize expected benefits;
•our ability to renew or obtain credit facilities when required;
•expected deployment of next generation networks by wireless network operators;

•our operations not being adversely disrupted by other developments, operating, cyber security, litigation, or regulatory risks; and
•expected tax and foreign exchange rates.
Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ significantly from those expressed or implied in our forward-looking statements, including, without limitation:
•the failure to satisfy the conditions to the closing of the proposed transaction;
•the failure of the purchaser to obtain financing required to close the proposed transaction;
•the occurrence of any event, change or other circumstances that could give rise to the termination of the arrangement agreement, including the payment of a termination fee;
•the risk that the proposed transaction will not be consummated within the expected time period, or at all;
•the effect of the proposed transaction on our management, ability to retain and hire key personnel and maintain business relationships with customers, suppliers and others with whom they each do business;
•the effect of the proposed transaction on our ability to conduct certain activities in the ordinary course of business;
•the failure to obtain regulatory approvals required for the closing of the proposed transaction, including the approval of the Supreme Court of British Columbia;
•the effect of the proposed transaction on our ability to pursue alternative transactions on favourable terms;
•negative impact from COVID-19 could be prolonged and natural catastrophes could impact our capacity to continue critical operations;
•our ability to comply with all terms under our credit facilities;
•competition from new or established competitors or from those with greater resources;
•our reliance on third party suppliers for certain components used in our products;
•our dependence on a limited number of third party manufacturers;
•cyber-attacks or other breaches of our and our vendors' information technology security;
•the loss of, or significant demand fluctuations from, any of our significant customers;
•our financial results being subject to fluctuations;
•our business transformation initiatives, including investments and partnerships, may result in disruptions to our business and may not achieve the anticipated benefits;
•our ability to respond to changing technology, industry standards, and customer requirements;
•failures of our products or services due to design flaws and errors, component quality issues, manufacturing defects, network service interruptions, cyber-security vulnerabilities or other quality issues;
•deterioration in macro-economic conditions could adversely affect our operating results and financial conditions;
•unanticipated costs associated with litigation or settlements;
•our ability to retain, hire and transition in a timely manner experienced and qualified additional executive officers and key employees as needed to achieve our business objectives;
•risks related to the transmission, use and disclosure of user data and personal information;
•disruption of, and demands on, our ongoing business and diversion of management's time and attention in connection with acquisitions or divestitures;
•risks related to infringement on intellectual property rights of others and our ability to obtain necessary rights to use software or components supplied by third parties;
•our ability to enforce our intellectual property rights;
•our dependence on mobile network operators to promote and offer acceptable wireless data services;
•risks related to contractual disputes with counterparties;
•risks related to governmental regulation;
•risks inherent in foreign jurisdictions; and
•risks related to tariffs or other trade restrictions.
This list is not exhaustive of the factors that may affect any of our forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in our 2021 Annual Information Form under "Risk Factors" and those referred to in our other regulatory filings with the U.S. Securities and Exchange Commission (the "SEC") in the United States and the provincial securities commissions in Canada.
Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, except as required by applicable law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

OVERVIEW
Business Overview
Sierra Wireless is a leading IoT solutions provider. By combining edge devices, connectivity services and our cloud platform into simple, integrated IoT solutions, we enable organizations to unlock value in the connected economy.
Customers start with Sierra Wireless because we offer a broad portfolio of edge-to-cloud solutions, comprised of embedded and networking devices seamlessly integrated with network connectivity services and our cloud platform. Original Equipment Manufacturers (“OEMs”), industrial companies, public safety agencies and enterprises worldwide rely on our expertise to deliver these fully integrated solutions to reduce complexity, turn data into intelligence, and get connected products and services quickly to market.
Our products and solutions enable businesses to improve operational efficiency, create better customer experiences, improve their business models, and create new revenue streams. Whether it is an integrated solution to help a business securely connect edge devices to the cloud, or application programming interfaces ("API") to enable application development that help manage processes associated with connected assets, or a platform to extract real-time data to make the best business decisions, Sierra Wireless works to develop the right industry-specific solution for our customers' next IoT endeavor.
We have been the first to market with many technology solutions in the wireless IoT space, including the world’s fastest, lowest power, and smallest cellular modules; intelligence at the edge with integrated embedded processing and an open source application framework; cloud-managed fourth generation (“4G”) Long-Term Evolution (“LTE”) routers; embedded smart subscriber identification modules with flexible connectivity options, and the world’s first multi-network fifth generation ("5G") vehicle router. We hold over 205 patents in wireless technologies.
Our business, comprised of our recurring connectivity services, cloud platform, routers, and embedded cellular modules, has a history of innovation. With R&D centers in North America, Europe, and Asia and our continued focus on technology leadership, we remain dedicated to developing innovative IoT solutions that connect thousands of businesses to critical data, and millions of people to information.
We continue to seek opportunities to partner, acquire or invest in businesses, products and technologies that will help us drive our growth strategy forward and expand our leading position in the IoT market.
Acquisition by Semtech Corporation
On August 2, 2022, we entered into a definitive agreement (the "Arrangement Agreement") with Semtech Corporation and a subsidiary of Semtech Corporation (the "Purchaser") pursuant to which the Purchaser will acquire all of the outstanding shares of Sierra Wireless (the "Transaction"). Under the terms of the Transaction, Sierra Wireless shareholders will receive $31 in cash per share (in U.S. dollars).
The Transaction, which is not subject to any financing conditions, will be carried out by way of a court-approved plan of arrangement under the Canada Business Corporations Act and will require the approval of at least (1) 66⅔% of the votes cast by Sierra Wireless shareholders, and (2) 66⅔% of the votes cast by Sierra Wireless security holders (comprised of shareholders, optionholders, restricted share unit holders and performance share unit holders), at a special meeting expected to be held to consider the Transaction. In addition to such approval by Sierra Wireless shareholders and security holders, the Transaction is also subject to court approval and regulatory approvals, including approval under the Canadian Competition Act and the United States Hard-Scott-Rodino Antitrust Improvements Act of 1976. Subject to the satisfaction of such conditions, the Transaction is expected to be completed by early 2023.
Divestiture of Omnilink Offender Monitoring Business
On April 15, 2022, we signed a definitive agreement and closed the sale of our Omnilink offender monitoring business for $37.6 million in cash, subject to customary working capital adjustments. The assets and operations related to the Omnilink business were sold to Sentinel Advantage LLC ("Sentinel") which is wholly owned by Bison Capital Asset Management LLC. As a result, 27 employees located in the United States became employees of Sentinel. The divestiture enables the Company to strengthen its focus on its core businesses and also strengthen our balance sheet.
COVID-19 Impact
In light of the ongoing COVID-19 pandemic, we have continued to focus on the health of our employees, partners, and customers. Maintaining the continuity of our business operations while ensuring the health and safety of our teams has been critical. We have also worked to develop and promote products and solutions that we believe will best serve communities as they deal with the challenges of COVID-19, including the transformation of medical care with connectivity.
As COVID-19 continues to impact economies around the world, it creates significant uncertainty regarding the nearer term outlook for the markets where we provide our products and services. Our products serve companies across a broad range of industries, with some of our customers seeing demand delays while others are seeing significant improvements in their businesses. We have been partnering with our customers to address many of these changes and to manage their planned shipments and production allocations, including adjusting order lead-times for our industrial customers and distributors.
We see global supply chain tightness from key suppliers and manufacturing challenges that are constraining our ability to deliver and meet demand. We do not expect the global supply chain tightness to alleviate in the near term. While our manufacturing capacity has improved to date, the ongoing potential impact of Covid-19 and tight supply chain makes for an uncertain operating environment. See "Risk Factors - Our business, financial condition, and results of operations have been and will continue to be adversely affected by the ongoing COVID-19 pandemic, and natural catastrophes could impact our capacity to continue critical operations.” in our 2021 Annual Information Form.
We have taken actions with respect to how we operate our business to ensure we comply with government restrictions and guidelines as well as best practices to protect the health and well-being of our employees. Internally, since mid-March of 2020 and subject to certain exceptions relating to employees that require specialized equipment for the development and testing of products, our employees have been primarily working from home. We have been able to operate our business effectively and without major interruptions, other than major capacity constraints we experienced in Vietnam in the third quarter of 2021 which improved in the fourth quarter of 2021, and have also taken measures to reduce our operating expenditures.
The COVID-19 pandemic continues to rapidly evolve, and we continue to monitor the effects of COVID-19 on our business in all regions that we serve. The extent to which COVID-19 may impact our business depends on future developments, which are highly uncertain and cannot be predicted with confidence, such as the geographic spread of the disease (including new variants of concern), the duration of the outbreak, business closures or business disruptions, public health restrictions on travel and in-person interactions, and the effectiveness of vaccination campaigns and other actions to contain and treat the disease in North America, Europe, and the Asia-Pacific region. We cannot presently predict with accuracy the duration, scope and severity of any potential business closures or disruptions, or the overall effects of COVID-19 on our business over time. Continued shutdowns or other business interruptions could result in material and negative effects on our ability to conduct our business in the manner and on the timelines presently planned, which could have a material adverse impact on our business, results of operation, and financial condition. See "Risk Factors - Our business, financial condition, and results of operations have been and will continue to be adversely affected by the ongoing COVID-19 pandemic, and natural catastrophes could impact our capacity to continue critical operations.” in our 2021 Annual Information Form.
Contributing to our Global Community
Throughout the world, a number of our products and solutions have been and are currently being used to improve patient and worker safety, environmental conditions, and provide and maintain critical connectivity services. Some of these products and solutions are mentioned below and include:
•Our AirLink® range of cellular routers which allow paramedics in Germany to provide real-time video and data streaming to and from patients, enabling remote patient diagnosis and treatment. They are also enabling the remote monitoring of other medical equipment such as blood analysis machines.
•Our AirLink® routers are also helping to keep cancer patients safe by enabling remote tumor treatment for patients, minimizing patient interactions with medical staff which could expose the cancer patients and increase their risk of infection.
•Public safety agencies around the work rely on our AirLink® routers to provide connectivity which empowers first responders in the field, helps agencies manage fleets and resources, and ensures better protection of both emergency personnel and citizens.
•Our connectivity solutions are being used by LiveLife Alarms who depend on our reliable IoT connectivity for their wearable devices. These devices provide wearers with a communications "lifeline" in case of emergency and ensure that customers can reach their loved ones if they need help, no matter where they are.
•Our products are also helping to improve patient safety in Korea by enabling a monitoring system for ventilators which allows multiple ventilators to be monitored at the same time, remotely.
•Our HL78 Series LPWA module and Enhanced Carrier Connectivity service is being used by LUCI to bring smart driving capabilities to wheelchairs to avoid collisions, drop-offs and falls, giving users enhanced stability and security.
•Our HL Series module is also being used to enable leak detection and eliminate water wastage around the world, and our routers and connectivity solutions to monitor residential energy storage and enable the move to distributed energy, lowering costs and increasing grid stability.
•Our EM Series embedded module is used by first responders globally for their multi-band, portable radio applications that ensure critical communications out in the field.
•Our AirLink® RV55 routers have enabled underserved communities in the City of Tucson access to online education, employment, and family services. More than 20,000 families in Tucson, Arizona, United States of America lacked broadband access for school and work, with the pandemic compounding the issue exponentially.
•With schools and students having limited internet access during the pandemic, our AirLink® MP70 routers have enabled students to continue learning with remote internet access hotspots, and have equipped homes throughout the United States of America to better enable distance learning.
•With most schools also having to give lessons online to students at home during the pandemic, we were able to help keep schools online with reliable connectivity in New South Wales, Australia so that they remained operational during network outages. Our AirLink® RV55X router ensured the schools had 4G failover and minimal downtime in case an outage should occur.
This is just a snapshot of some of the ways that Sierra Wireless’ products and solutions are contributing to and providing essential services for communities around the world.
IoT Solutions
Our IoT Solutions segment includes our cellular wireless IoT module solutions, embedded broadband solutions, and IoT connectivity services.
Our world-class and market leading portfolio of cellular wireless IoT modules provide OEMs with 5G, 4G LTE, third generation/second generation (“3G/2G”), Low Power Wide Area (“LPWA”), Wi-Fi, Bluetooth and Global Navigation Satellite System (“GNSS”) connectivity with simple, scalable, and secure solutions that accelerate product development and deployment. This portfolio of secure IoT modules features built-in edge-to-cloud connectivity and both cloud and industrial APIs. These and other advanced features enable OEMs to simplify product development, integration, and deployment, helping them quickly prototype and deliver new connected products to market. All Sierra Wireless modules feature built-in security, minimizing risk for customers, and reducing the time and resources they need to invest in meeting certification requirements.
Our embedded broadband solutions are comprised of our industrial-grade modules that provide unprecedented speed, bandwidth, and network performance for connecting to the world’s 5G and 4G networks. These high-speed modules are typically used for mobile computing and enterprise networking. In the second quarter of 2022, we announced the availability of our next-generation of 5G modules, the EM92 Series, to enable the most demanding business-critical, industrial, and networking use cases.
We also offer IoT connectivity services that help customers simplify their IoT journey, whether their machines or other connected assets are regionally located or globally dispersed. Our Enhanced Carrier Connectivity service optimizes and simplifies North American deployments, with multi-carrier options for IoT deployments in the U.S., Canada, and Mexico and a single point of accountability for connectivity management. Our Smart Connectivity service accelerates global IoT deployments, while making it easy for customers to maintain a secure connection to assets anywhere in the world. Both services leverage Sierra Wireless’ 24/7/365 Global Network Operation Center based in Atlanta, Georgia and our partnerships with more than 650 networks in more than 190 countries. In the second quarter of 2022 we announced a partnership with Orange Wholesale France that expands and strengthens our connectivity offerings in Europe and around the globe.
With our first-to-market fifth generation new radio (“5G NR”), Sub-6 Gigahertz, millimeter wave 5G IoT modules, we enable many new applications that require secure connectivity worldwide. These 5G modules feature 3rd Generation Partnership Project Release 16 standard capabilities, and provide secure connectivity worldwide at the highest possible speeds and with low latency for mobile computing, routers, industrial automation, commercial video surveillance, healthcare, public safety, and new IoT applications.
Sierra Wireless has a successful track record of pioneering wireless innovations and we are committed to delivering new 5G solutions to support network rollouts. Our expertise, portfolio of integrated end-to-end solutions, and strong partnerships help customers move past the complexities of IoT to drive new revenue streams, new services, and new business models. We have a strong customer base, and we make it simple for our customers to embed high-speed cellular technologies and manage these devices through our IoT cloud platform. Our 5G EM Series modules have been designed to connect to 5G networks around the world, and our EM91 Series modules have already been certified to operate by 5G mobile network operators in North America, Europe, and Asia.

Enterprise Solutions
Our Enterprise Solutions segment includes our range of Sierra Wireless AirLink® routers, IoT applications and advanced network management, managed network services, and mobility applications. These secure 4G, LTE, and 5G NR networking solutions support mission critical applications in key industries such as retail, financial services, field service, smart grid/ smart metering, oil and gas, transportation, and public safety. We have a broad range of cellular routers complemented by our cloud-based services and software for secure management.
Our router solutions address a broad range of market applications within the mobility, industrial, and enterprise market segments. Our products are known for their technical capability and high reliability in mission-critical applications. These routers leverage our expertise in wireless technologies and offer the latest capabilities in Cellular networking, and include capabilities such as 4G, 5G, Wi-Fi 5, Wi-Fi 6, Bluetooth, GNSS, edge processing and operability on cellular service provider networks, private cellular networks, and specialty networks such as FirstNet in the U.S. and the Emergency Services Network ("ESN") in the U.K. In the second quarter of 2022, we announced that our XR Series routers, including the XR90, XR80, and XR80 LTE, have been certified and approved for use on the U.K. ESN.
We offer asset, fleet, and cargo tracking; remote monitoring; and alarm communications. These solutions and services also benefit from our IoT cloud platform services, which customers can use to help connect devices to mobile networks, manage their devices and build new IoT applications. These applications are market-ready and include all the components of an IoT solution, including edge-to-cloud devices, connectivity, and software applications, with a quick time to market and easy deployment in the field.
Our managed network services provide customers with reliable and secure wireless broadband connectivity when and where they need it, by combining our industry-leading hardware portfolio with multi-network connectivity access. With the solution expertly installed by certified installers and managed 24/7/365 by our team of wireless professionals, we provide customers with everything they need for connectivity, with a single monthly price and guaranteed service levels.
We also provide a cloud platform that includes advanced reporting and analytics. Our AirLink® cellular routers are integrated tightly with our AirLink® management service. These and other industry-leading capabilities have enabled us to achieve a leading position in the global cellular wireless IoT router market.
Key Performance Metric
A key performance metric is to measure our performance and growth in recurring revenue, both to help investors better understand and assess the performance of our business and also because our mix of revenue generated from recurring sources has increased in recent years. Monthly Recurring Revenue ("MRR"1), is defined as the monthly recurring revenue generated from connectivity, software, and services,2 as well as usage fees from current customers.
(1) MRR does not have any standardized meaning and is therefore unlikely to be comparable to similarly titled measures presented by other companies. MRR should be viewed independently of revenue and deferred revenue and is not intended to be combined with or to replace either of those items. MRR is not a forecast.
(2) Following the sale of our Omnilink offender monitoring business in the second quarter of 2022 and the decision to not develop additional products for our home security business in light of the shutdown of 2G/3G networks in the United States in the first quarter of 2022, revenues from these businesses have been excluded from MRR for the current and prior periods.
Second Quarter Overview
Key highlights for the second quarter of 2022:
Corporate:
•On April 18, 2022, we announced we signed and closed the sale of our Omnilink offender monitoring business for $37.6 million in cash, subject to customary working capital adjustments. The purchaser of the business is Sentinel which is wholly owned by Bison Capital Asset Management LLC.
•On August 2, 2022, we entered into the Arrangement Agreement with the Purchaser pursuant to which the Purchaser will acquire all outstanding shares of Sierra Wireless for cash of $31 per share (in U.S. dollars), as discussed above.
IoT Solutions:
•On April 19, 2022, we announced our new partnership with Orange Wholesale France, further bolstering the Company's access to global networks and connectivity coverage across Europe and around the globe.
•On April 28, 2022, we announced the availability of our next generation 5G mobile broadband embedded modules, the Radio Frequency (RF) optimized EM92 Series.
•On May 10, 2022, we announced our HL78 Series LPWA module has been chosen by HIVE-ZOX International to provide global connectivity and real-time visibility for their cold chain monitoring solution.
Enterprise Solutions:
•On April 26, 2022, we announced our AirLink® XR Series cellular routers architected for high performance 4G LTE and 5G connectivity, the XR90, XR80 and XR80 LTE, are certified and approved for use on the UK's Emergency Services Network.
•On June 21, 2022, we announced that EarthCam, a leading provider of webcam content, technology and services, has selected our AirLink® XR80 5G router for their world-first multi-network 5G camera system, the StreamCam 5G.

CONSOLIDATED RESULTS OF OPERATIONS
The following table sets forth our consolidated statements of operations for the three and six months ended June 30, 2022 and 2021.

(In thousands of U.S. dollars, except where otherwise stated)	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Revenue
IoT Solutions	$139,678	$90,309	$273,386	$164,887
Enterprise Solutions	48,273	42,476	87,522	75,960
	187,951	132,785	360,908	240,847
Cost of sales
IoT Solutions	97,665	65,884	190,848	118,376
Enterprise Solutions	27,104	20,670	51,815	38,513
	124,769	86,554	242,663	156,889
Gross margin	63,182	46,231	118,245	83,958
Gross margin %	33.6%	34.8%	32.8%	34.9%
Expenses
Sales and marketing	18,115	21,423	36,132	41,244
Research and development	17,296	16,930	35,631	34,414
Administration	11,733	11,097	21,849	27,405
Restructuring	3,715	1,720	7,719	4,294
Impairment	—	—	10,299	—
Gain on sale of Omnilink	(9,179)	—	(9,179)	—
Amortization	2,900	4,389	6,720	9,013
	44,580	55,559	109,171	116,370
Earnings (loss) from operations	18,602	(9,328)	9,074	(32,412)
Foreign exchange (loss) gain	(5,355)	1,143	(7,633)	(3,116)
Other expense	(650)	(1,246)	(1,733)	(1,889)
Earnings (loss) before income taxes	12,597	(9,431)	(292)	(37,417)
Income tax expense	1,691	605	2,712	1,157
Net earnings (loss) from continuing operations	$10,906	$(10,036)	$(3,004)	$(38,574)
Net earnings (loss) from discontinued operations	793	85	2,024	(1,237)
Net earnings (loss)	$11,699	$(9,951)	$(980)	$(39,811)
Basic and diluted net earnings (loss) per share (in dollars)
Continuing operations	$0.28	$(0.27)	$(0.08)	$(1.05)
Discontinued operations	0.02	—	0.05	(0.03)
	$0.30	$(0.27)	$(0.03)	$(1.08)
Weighted average number of shares outstanding (in thousands)
Basic	38,770	36,992	38,439	36,865
Diluted	39,079	36,992	38,439	36,865
Product revenue	$156,538	$97,595	$294,590	$171,984
Connectivity, software and services revenue	$31,413	$35,190	$66,318	$68,863

(In thousands of U.S. dollars, except where otherwise stated)	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Non-GAAP Financial Measures(1):
Adjusted EBITDA	$22,416	$4,334	$38,186	$(63)
Adjusted earnings (loss) from continuing operations	$16,746	$(1,116)	$25,321	$(10,741)
Basic and diluted adjusted earnings (loss) per share from continuing operations (in dollars)	$0.43	$(0.03)	$0.66	$(0.29)
(1) Refer to the section titled “Non-GAAP Financial Measures” for reconciliations to the applicable U.S. GAAP financial measures.

DISCUSSION OF QUARTERLY CONSOLIDATED RESULTS OF OPERATIONS
On November 18, 2020, we completed the sale of our Automotive Business. Results of operations described below exclude operating results of our Automotive Business as they are classified as discontinued operations.
Three and Six Months Ended June 30, 2022 Compared to Same Periods of 2021
Revenue
Revenue increased by $55.2 million, or 41.5%, to $188.0 million in the second quarter of 2022 compared to the same period of 2021. The increase was primarily attributable to strong demand and the realization of investments in inventory to combat the ongoing supply chain tightness.
Revenue increased by $120.1 million, or 49.8%, to $360.9 million in the first six months of 2022 compared to the same period of 2021. The increase was primarily attributable to strong revenue growth across our product portfolio and the realization of investments in inventory to combat the ongoing supply chain tightness.

(In thousands of U.S. dollars, except where otherwise stated)	Three months ended June 30,				Six months ended June 30,
	2022		2021		2022		2021
	$	% of Revenue	$	% of Revenue	$	% of Revenue	$	% of Revenue
Product	156,538	83.3%	97,595	73.5%	294,590	81.6%	171,984	71.4%
Connectivity, software, and services	31,413	16.7%	35,190	26.5%	66,318	18.4%	68,863	28.6%
	187,951	100.0%	132,785	100.0%	360,908	100.0%	240,847	100.0%
Product revenue increased by $58.9 million, or 60.4%, to $156.5 million in the second quarter of 2022 compared to the same period of 2021. Product revenue increased by $122.6 million, or 71.3%, to $294.6 million in the first six months of 2022 compared to the same period of 2021. The increases were primarily due to the factors described above.
Connectivity, software, and services revenue decreased by $3.8 million, or 10.7%, to $31.4 million in the second quarter of 2022 compared to the same period of 2021. Connectivity, software, and services revenue decreased by $2.5 million, or 3.7%, to $66.3 million in the first six months of 2022 compared to the same period of 2021. The decreases were due to the sale of the Omnilink offender monitoring business and the impact of the shutdown of 2G/3G networks in the United States on our home security business.

(In thousands of U.S. dollars, except where otherwise stated)	Three months ended June 30,				Six months ended June 30,
	2022		2021		2022		2021
	$	% of Revenue	$	% of Revenue	$	% of Revenue	$	% of Revenue
Americas	79,895	42.5%	57,863	43.6%	145,711	40.4%	105,305	43.7%
Europe, Middle East and Africa	25,839	13.7%	22,684	17.1%	52,365	14.5%	41,903	17.4%
Asia-Pacific	82,217	43.8%	52,238	39.3%	162,832	45.1%	93,639	38.9%
	187,951	100.0%	132,785	100.0%	360,908	100.0%	240,847	100.0%
Revenue to the Americas increased by $22.0 million, or 38.1%, to $79.9 million in the second quarter of 2022 compared to the same period of 2021. Revenue to the Americas increased by $40.4 million, or 38.4%, to $145.7 million in the first six months of 2022 compared to the same period of 2021.
Revenue to Europe, Middle East and Africa increased by $3.2 million, or 13.9%, to $25.8 million in the second quarter of 2022 compared to the same period of 2021. Revenue to Europe, Middle East and Africa increased by $10.5 million, or 25.0%, to $52.4 million in the first six months of 2022 compared to the same period of 2021.
Revenue to Asia-Pacific increased by $30.0 million, or 57.4%, to $82.2 million in the second quarter of 2022 compared to the same period of 2021. Revenue to Asia-Pacific increased by $69.2 million, or 73.9%, to $162.8 million in the first six months of 2022 compared to the same period of 2021.
The increases in all three regions for the second quarter and first six months of 2022 compared with the same periods in 2021 were primarily driven by growth in product sales due to strong demand and the realization of investments in inventory to combat the ongoing supply chain tightness.
We sell certain products through resellers, OEMs, and wireless service providers who sell these products to end-users. We did not have any customers during the three and six months ended June 30, 2022 or 2021 that accounted for more than 10% of total revenue.
IoT Solutions revenue
IoT Solutions segment revenue increased by $49.4 million, or 54.7% to $139.7 million in the second quarter of 2022 compared to the same period of 2021. IoT Solutions segment revenue increased by $108.5 million, or 65.8% to $273.4 million in the first six months of 2022 compared to the same period of 2021. The increases were primarily due to strong demand for our connected devices globally and the realization of investments in inventory to combat the ongoing supply chain tightness. Increase in demand includes acceleration in IoT modules deployment across our industrial customers.
Enterprise Solutions revenue
Enterprise Solutions segment revenue increased by $5.8 million, or 13.6% to $48.3 million in the second quarter of 2022 compared to the same period of 2021. Enterprise Solutions segment revenue increased by $11.6 million, or 15.2% to $87.5 million in the first six months of 2022 compared to the same period of 2021. The increases were primarily due to strong demand for routers in our key industrial and public safety verticals, partially offset by decline in connectivity, software, and services revenue resulting from the sale of the Omnilink offender monitoring business and the impact of the shutdown of 2G/3G networks in the United States on our home security business.

Gross margin
Gross margin for the second quarter of 2022 was 33.6% as compared to 34.8% for the same period of 2021. Gross margin for the first six months was 32.8% compared to 34.9% for the same period of 2021. The decreases in gross margin were primarily impacted by product mix and higher component costs. In the first six months of 2022, gross margin was also negatively impacted by obsolete inventory from our home security business and one-time expedited shipping costs.
IoT Solutions gross margin for the second quarter of 2022 was 30.1% compared to 27.0% for the same period of 2021. IoT Solutions gross margin for the first six months of 2022 was 30.2% compared to 28.2% for the same period of 2021.The increases in gross margin were primarily due to price increases, product mix, and improved absorption of fixed costs from increased volume.
Enterprise Solutions margin was 43.9% in the second quarter of 2022 compared to 51.3% in the same period of 2021. Enterprise Solutions margin was 40.8% in the first six months of 2022 compared to 49.3% in the same period of 2021. The decreases in gross margin were primarily due to product mix and higher component costs. In the first six months of 2022, gross margin was also negatively impacted by obsolete inventory from our home security business and one-time expedited shipping costs.
Sales and marketing
Sales and marketing expense decreased slightly by $3.3 million, or 15.4%, to $18.1 million in the second quarter of 2022 compared to the same period of 2021. Sales and marketing expense decreased by $5.1 million, or 12.4%, to $36.1 million in the first six months of 2022 compared to the same period of 2021. The decreases were primarily driven by restructuring initiatives.
Sales and marketing expense included stock-based compensation and related social taxes of $1.3 million and $1.0 million in each of the second quarter of 2022 and 2021, respectively, and $2.4 million in each of the first six months of 2022 and 2021, respectively.
Research and development
R&D expense increased by $0.4 million, or 2.2%, to $17.3 million in the second quarter of 2022 and by $1.2 million, or 3.5%, to $35.6 million in the first six months of 2022 compared to the same periods of 2021. The increases were primarily due to contributions from COVID-19 related government subsidies received in the prior periods. No similar recoveries were recorded in the second quarter and first six months of 2022.
R&D expense included stock-based compensation and related social taxes of $0.9 million and $0.8 million in the second quarter of 2022 and 2021, respectively, and $1.7 million and $1.9 million in the first six months of 2022 and 2021, respectively.
Administration
Administration expense increased by $0.6 million, or 5.7%, to $11.7 million in the second quarter of 2022 compared to the same period in 2021. The increase was due to costs related to the Transaction, as discussed above.
Administration expense decreased by $5.6 million, or 20.3%, to $21.8 million in the first six months of 2022 compared to the same period in 2021. The comparative period includes separation costs related to our former CEO's retirement and search, including higher stock-based compensation in connection with accelerated vesting of equity awards.

Administration expense included stock-based compensation and related social taxes of $1.5 million and $1.9 million in the second quarter of 2022 and 2021, respectively, and $2.8 million and $7.3 million in the first six months of 2022 and 2021, respectively.
Restructuring
Restructuring expense of $3.7 million and $7.7 million in the second quarter and first six months of 2022, respectively, were mainly related to our initiative announced in the fourth quarter of 2021 to further streamline and improve the overall business performance of the Company through changes to the executive leadership team and our global organizational structure.
Restructuring expense of $1.7 million and $4.3 million in the second quarter and first six months of 2021, respectively, were mainly related to our initiative announced in the third quarter of 2020 to reduce operating expenses in conjunction with the sale of our Automotive Business.
Impairment
Impairment expense was nil in the second quarter of 2022. Impairment expense of $10.3 million in the first six months of 2022 included a $9.4 million impairment charge resulting from the decision to not develop additional products for our home security business in light of the shutdown of 2G/3G networks in the United States. In addition, we recorded a $0.9 million impairment charge of an operating lease right-of-use asset and related assets as a result of entering into a sublease agreement of an office lease.
There was no impairment expense recorded in the second quarter and first six months of 2021.
Gain on sale of Omnilink
Gain on sale of Omnilink was $9.2 million in the second quarter and first six months of 2022. We closed the sale of our Omnilink offender monitoring business on April 15, 2022 for $37.6 million in cash, subject to normal working capital adjustments.
Amortization
Amortization expense decreased by $1.5 million, or 33.9%, and by $2.3 million, or 25.4%, in the second quarter and first six months of 2022, respectively, compared to the same periods of 2021. The decreases were primarily due to the decrease in acquisition-related amortization.
Amortization expense in the second quarter and first six months of 2022 included $1.6 million and $3.7 million of acquisition-related amortization, respectively, compared to $2.9 million and $5.9 million in the same periods of 2021.
Foreign exchange (loss) gain
Foreign exchange loss was $5.4 million for the second quarter of 2022 compared to a gain of $1.1 million in the same period of 2021. For the first six months, foreign exchange loss increased by $4.5 million to $7.6 million compared to the same period of 2021. The increases in foreign exchange loss was primarily driven by a decrease in the value of the Euro compared to the U.S. dollar. The foreign exchange losses are primarily non-cash and the result of translation of intercompany balances.

Income tax expense
Income tax expense of $1.7 million and $2.7 million in the second quarter and first six months of 2022, respectively, is corporate income tax resulting from ordinary business in various jurisdictions and includes $0.6 million resulting from the sale of our Omnilink offender monitoring business. Income tax expense of $0.6 million and $1.2 million in the second quarter and first six months of 2021, respectively, is corporate income tax resulting from ordinary business in various jurisdictions.
Net earnings (loss) from continuing operations
In the second quarter of 2022, net earnings from continuing operations was $10.9 million compared to a loss of $10.0 million in the same period of 2021. The increase in net earnings was primarily attributable to higher demand for our IoT and Enterprise products, our price increases, reduced operating expenses from our restructuring activities, and gain on sale of our Omnilink offender monitoring business, partially offset by higher restructuring costs and foreign exchange loss.
In the first six months of 2022, net loss from continuing operations was $3.0 million compared to $38.6 million in the same period of 2021. The decrease in net loss was primarily attributable to higher revenue and gross margin, lower sales and marketing, lower administration expense, gain on sale of our Omnilink offender monitoring business, partially offset by higher restructuring costs, higher impairment charge, and higher foreign exchange loss.
Net earnings (loss) from discontinued operations
Net earnings from discontinued operations was $0.8 million and $2.0 million in the second quarter and first six months of 2022, respectively, compared to net earnings of $0.1 million and net loss of $1.2 million in the same periods of 2021. We completed the sale of our Automotive Business in November 2020.

SUMMARY OF QUARTERLY CONSOLIDATED RESULTS OF OPERATIONS
The following table highlights selected consolidated financial information for each of the eight most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements for the year ended December 31, 2021, except as indicated in section "Impact of Accounting Pronouncements Affecting Current Period". The selected consolidated financial information presented below reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods. These results are not necessarily indicative of results for any future period. You should not rely on these results to predict future performance.

(in thousands of U.S. dollars, except where otherwise stated)	2022		2021				2020
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	$187,951	$172,957	$149,912	$82,450	$132,785	$108,062	$120,478	$113,371
Cost of sales	124,769	117,894	101,220	58,301	86,554	70,335	77,112	73,919
Gross margin	63,182	55,063	48,692	24,149	46,231	37,727	43,366	39,452
Gross margin %	33.6%	31.8%	32.5%	29.3%	34.8%	34.9%	36.0%	34.8%
Expenses
Sales and marketing	18,115	18,017	16,153	18,574	21,423	19,821	21,663	20,072
Research and development	17,296	18,335	17,773	16,238	16,930	17,484	20,878	17,699
Administration	11,733	10,116	12,554	10,384	11,097	16,308	13,517	11,339
Restructuring	3,715	4,004	7,592	369	1,720	2,574	4,800	3,089
Impairment	—	10,299	741	11,544	—	—	—	—
Gain on sale of Omnilink	(9,179)	—	—	—	—	—	—	—
Amortization	2,900	3,820	3,759	4,294	4,389	4,624	4,829	5,040
	44,580	64,591	58,572	61,403	55,559	60,811	65,687	57,239
Earnings (loss) from operations	18,602	(9,528)	(9,880)	(37,254)	(9,328)	(23,084)	(22,321)	(17,787)
Foreign exchange (loss) gain	(5,355)	(2,278)	(1,763)	(2,601)	1,143	(4,259)	3,734	3,659
Other expense	(650)	(1,083)	652	(463)	(1,246)	(643)	(564)	(988)
Earnings (loss) before income tax	12,597	(12,889)	(10,991)	(40,318)	(9,431)	(27,986)	(19,151)	(15,116)
Income tax expense	1,691	1,021	761	(1,912)	605	552	(7,984)	(633)
Net earnings (loss) from continuing operations	$10,906	$(13,910)	$(11,752)	$(38,406)	$(10,036)	$(28,538)	$(11,167)	$(14,483)
Net earnings (loss) from discontinued operations	793	1,231	493	459	85	(1,322)	12,123	2,456
Net earnings (loss)	$11,699	$(12,679)	$(11,259)	$(37,947)	$(9,951)	$(29,860)	$956	$(12,027)
Basic and diluted net earnings (loss) per share (in dollars)
Continuing operations	$0.28	$(0.37)	$(0.31)	$(1.03)	$(0.27)	$(0.78)	$(0.31)	$(0.40)
Discontinued operations	0.02	0.03	0.01	0.01	—	(0.04)	0.33	0.07
	$0.30	$(0.33)	$(0.30)	$(1.02)	$(0.27)	$(0.81)	$0.03	$(0.33)
Weighted average number of shares outstanding (in thousands)
Basic	38,770	37,974	37,541	37,196	36,992	36,736	36,534	36,417
Diluted	39,079	37,974	37,541	37,196	36,992	36,736	36,534	36,417
Product revenue	$156,538	$138,052	$113,619	$47,207	$97,595	$74,389	$87,856	$83,560
Connectivity, software and services	$31,413	$34,905	$36,293	$35,243	$35,190	$33,673	$32,622	$29,811

(in thousands of U.S. dollars, except where otherwise stated)	2022		2021				2020
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Non-GAAP Financial Measures(1):
Adjusted EBITDA	$22,416	$15,770	$7,264	$(14,958)	$4,334	$(4,397)	$(2,894)	$(7,094)
Adjusted earnings (loss) from continuing operations	$16,746	$8,575	$1,074	$(20,678)	$(1,116)	$(9,625)	$(7,006)	$(11,724)
Basic and diluted adjusted earnings (loss) per share from continuing operations (in dollars)	$0.43	$0.23	$0.03	$(0.56)	$(0.03)	$(0.26)	$(0.19)	$(0.32)
(1) Refer to the section titled “Non-GAAP Financial Measures” for reconciliations to the applicable U.S. GAAP financial measures.
See "Consolidated Results of Operations" in this MD&A for details of our results for the second quarter of 2022 compared to results for the second quarter of 2021.
Our quarterly results may fluctuate from quarter to quarter, driven by variation in sales volume, product mix, the combination of variable and fixed operating expenses, as well as the impact of acquisitions/divestitures completed in the current and prior quarters and other factors.
LIQUIDITY AND CAPITAL RESOURCES
Selected Consolidated Financial Information:
The following table and discussion includes cash flows from continuing and discontinued operations.

	Three months ended June 30,		Six months ended June 30,
(In thousands of U.S. dollars)	2022	2021	2022	2021
Cash flows provided by (used in):
Operating activities	$2,613	$15,256	$(21,132)	$(35,128)
Investing activities	29,489	(6,768)	26,378	(11,883)
Financing activities	(841)	(2,908)	45,814	(5,021)

Free Cash Flow (1)	(2,869)	8,782	(29,736)	(46,731)
(1) See section titled "Non-GAAP Financial Measures" for a reconciliation to the applicable U.S. GAAP financial measure.
Operating Activities
Cash provided by operating activities decreased by $12.6 million to $2.6 million in the second quarter of 2022 compared to the same period of 2021. Cash provided by operating activities before changes in working capital was $18.4 million in the second quarter of 2022 compared to $0.5 million in the same period of 2021, primarily driven by net earnings in the second quarter of 2022 compared to net loss in the same period of 2021. Cash used in changes in working capital was $15.8 million in the second quarter of 2022 compared to cash provided by changes in working capital of $14.8 million in the same period of 2021. Non-cash working capital was impacted negatively in the second quarter of 2022 by higher working capital requirements primarily due to increased revenue resulting in increased accounts receivable and inventories including prepaid inventory advances.
Cash used in operating activities decreased by $14.0 million to $21.1 million in the first six months of 2022 compared to the same period of 2021. Cash provided by operating activities before changes in working capital was $28.5 million in the first six months of 2022 compared to cash used in operating activities before changes in working capital of $8.5 million in the same period of 2021, primarily driven by a reduction in net loss. Cash used by changes in working capital was $49.6 million in the first six months of 2022 compared to $26.6 million in the same period of 2021. Changes in non-cash working capital were primarily impacted by increases in accounts receivable and inventories including prepaid inventory advances.
Investing Activities
Cash provided by investing activities was $29.5 million in the second quarter of 2022 compared to cash used in investing activities of $6.8 million in the same period of 2021, primarily due to the proceeds from the sale of our Omnilink offender monitoring business.
Cash provided by investing activities was $26.4 million in the first six months of 2022 compared to cash used in investing activities of $11.9 million in the same period of 2021, primarily due to the proceeds from the sale of our Omnilink offender monitoring business.
Capital expenditures of $5.5 million and $8.6 million in the second quarter and first six months of 2022, respectively, were primarily for R&D equipment, facilities, production, and networking equipment, while cash used for intangible assets was primarily for capitalized software costs.
Financing Activities
Net cash used in financing activities decreased by $2.1 million to $0.8 million in second quarter of 2022 compared to the same period of 2021. Net cash used in financing activities in the second quarter of 2022 included $2.4 million in cash used for the share repurchase for our restricted share unit ("RSU") distribution in 2022, partially offset by $1.7 million proceeds received from the issuance of common shares.
Net cash provided by financing activities was $45.8 million in the first six months of 2022 compared to net cash used in financing activities of $5.0 million in the same period of 2021. Net cash provided by financing activities in the first six months of 2022 included $45.8 million proceeds from the Subordinate Facility described below under "Credit Facilities".
Free Cash Flow
Free cash flow is defined and calculated under "Non-GAAP Financial Measures" section below.
Free cash flow in the second quarter of 2022 was negative $2.9 million compared to positive $8.8 million the same period of 2021. The decrease was mainly the result of the decrease in cash provided by operating activities as described above.
Free cash flow in the first six months of 2022 was negative $29.7 million compared to negative $46.7 million in the same period of 2021. The decrease in deficit was primarily due to the decrease in cash used in operating activities as described above.
Cash Requirements
Our near-term cash requirements are primarily related to funding our operations, including restructuring expenditures, inventory and other working capital items, capital expenditures, debt repayments, and other obligations. In addition, cash will be used for share purchases to settle certain RSUs distribution and may also be used to finance acquisitions of businesses in line with our strategy. As at June 30, 2022, our Revolving Facility (as defined below) with the Canadian Imperial Bank of Commerce ("CIBC") had a credit limit of $30 million as discussed below. Borrowings greater than $10 million under the Revolving Facility would require a waiver due to a financial covenant related to trailing profitability, which we obtained on January 19, 2022. As at June 30, 2022, we had Cdn $12.5 million of a Canadian term loan outstanding. On January 19, 2022, we entered into a subordinate credit facility with CIBC and Business Development Bank of Canada ("BDC") for a non-revolving term facility in the principal amount of up to Cdn $60 million. This facility was fully drawn on January 21, 2022. In addition, on April

15, 2022, we closed the sale of our Omnilink offender monitoring business for $37.6 million in cash, subject to customary working capital adjustments as described in the "Business Overview" section.
We continue to believe our cash and cash equivalents balance of $127.3 million as at June 30, 2022, undrawn availability under our Revolving Facility, and receivable purchase facility, will be sufficient to fund our restructuring expenditures, expected working capital, capital expenditures, debt repayments, and other obligations.
However, we cannot be certain that our actual cash requirements will not be greater than we currently expect. In addition, our ability to achieve our business and cash generation plans is based on a number of assumptions which involve significant judgment and estimates of future performance, borrowing capacity and credit availability which cannot at all times be assured. See "Cautionary Note Regarding Forward-Looking Statements".
The following table presents the aggregate amount of future cash outflows for contractual obligations as of June 30, 2022:

Payments due by period (in thousands of U.S. dollars)	Total	Remaining 2022	2023	2024	2025	2026	Thereafter
Operating lease obligations (1)	$16,496	$2,131	$1,006	$1,997	$1,613	$1,585	$8,164
Purchase obligations - Contract Manufacturers (2)	168,468	168,468	—	—	—	—	—
Purchase obligations - Mobile Network Operators (3)	24,092	4,443	10,956	8,693	—	—	—
Principal payments under the Subordinate Facility	9,711	486	971	971	971	6,312	—
Principal payments under the Loan	47,581	—	—	—	—	47,581	—
Other long-term liabilities	249	—	—	103	146	—	—
Total	$266,597	$175,528	$12,933	$11,764	$2,730	$55,478	$8,164
(1) Operating lease obligations in 2023 includes a tenant leasehold allowance of $2,384.
(2) Purchase obligations represent obligations with certain contract manufacturers and suppliers to buy a minimum amount of designated products between July 2022 and December 2022. In certain of these arrangements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.
(3) Purchase obligations represent obligations with certain mobile network operators to purchase a minimum amount of wireless data and wireless data services between July 2022 and December 2024.
Capital Resources
The source of funds for our future capital expenditures and commitments includes cash, cash from operations, and borrowings under our credit facilities.

	2022		2021
(in thousands of U.S. dollars)	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
Cash and cash equivalents	$127,343	$97,341	$76,784	$72,346	$113,747	$110,052
Unused committed revolving credit facility	30,000	30,000	30,000	30,000	30,000	30,000
Total	$157,343	$127,341	$106,784	$102,346	$143,747	$140,052

As at June 30, 2022, we have committed capital expenditures of $7.8 million (Dec 31, 2021 - $3.1 million). Our committed capital expenditures during the remainder of 2022 are expected to be primarily for office renovations, production equipment, and software.
Credit Facilities
We have a committed senior secured revolving credit facility (the “Revolving Facility”) with CIBC as sole lender and as Administrative Agent. The total borrowing capacity under the Revolving Facility is $30 million. The Revolving Facility matures on April 30, 2023 and may be used for general corporate purposes, including, but not limited to, capital expenditures, working capital requirements and/or certain acquisitions permitted under the Revolving Facility. Borrowings under the Revolving Facility may bear interest at US Base Rate or London Interbank Offered Rate ("LIBOR") plus applicable margin. Effective January 1, 2022, all references to LIBOR are replaced with the Secured Overnight Financing Rate ("SOFR"). The Revolving Facility contains customary affirmative, negative and financial covenants, including restrictions on dividend payments while the Revolving Facility is drawn. A waiver of certain financial covenants was received on January 19, 2022 and is valid through December 31, 2022. Availability under the amended Revolving Facility is subject to a borrowing base effective January 19, 2022. As at June 30, 2022, there were $nil outstanding borrowings under the Revolving Facility (December 31, 2021 - $nil).
On September 29, 2021, we added a $12.5 million Canadian dollar term loan facility (the “Loan”) with CIBC. The Loan is backed by the Government of Canada under the Business Credit Availability Program; specifically, 80% of the principal of the Loan is guaranteed by the Business Development Bank of Canada (“BDC”). The Loan bears interest at CIBC’s Prime Lending rate plus 2.50% per annum. Repayment is interest only for the first 12 months, followed by regular quarterly payments of principal based on a ten-year amortization schedule plus interest. The outstanding amount owing plus accrued interest and fees are repayable on the maturity date, September 29, 2026. Under the terms, the proceeds from the Loan are to be used to exclusively fund the operational cash flow needs of the Company, including normal scheduled principal and interest payments on the CIBC credit facilities. The Loan also includes restrictions on dividend payments while the Loan is drawn.
On January 19, 2022, the Company entered into a credit agreement for a new subordinate credit facility (the "Subordinate Facility") with CIBC and BDC (the "Subordinate Lenders"), pursuant to which the Subordinate Lenders agreed to make available to the Company a non-revolving term facility in the principal amount of up to Cdn $60 million. This Subordinate Facility has a four year term, maturing on January 19, 2026. The Subordinate Facility bears an interest rate of 5.00% per annum for the first year which increases annually thereafter. In the second year the rate is the greater of, (i) the interest rate applicable to the operating loans under the Revolving Facility plus 1.00%; and (ii) 6.00% per annum. In the third year the rate is the greater of (i) the interest rate applicable to the operating loans under the Revolving Facility plus 2.00%; and (ii) 7.00% per annum. In the fourth year the rate is equal to the greater of (i) the interest rate applicable to the operating loans under the Revolving Facility plus 3.00%; and (ii) 8.00% per annum. During the first year, interest will be added to the principal amount and will be due and payable on the maturity date of the Subordinate Facility. After the first year, interest will be payable monthly. The Subordinate Facility is also subject to an upfront fee of 1.25% and an annual fee on outstanding borrowings in the amount of 1.00% on the first anniversary, 1.25% on the second anniversary and 1.50% on the third anniversary. The Subordinate Facility also contains a mandatory prepayment clause stating that for the quarter ending December 31, 2022 and quarters thereafter, 50% of ending cash for the quarter in excess of the cash threshold of $75 million must be repaid against the outstanding principal, up to an annual cap of $25 million. At each reporting date where the cash sweep provision is triggered, the portion of the debt repayable in accordance with the cash sweep provision will be classified as current. Excluding this cash sweep, pre-payments on this facility may be made without penalty beginning July 19, 2023. The Subordinate Facility contains customary affirmative, negative and financial covenants, including restrictions on dividend payments while the Subordinate Facility is drawn, and is secured under a general security agreement over our significant entities. On January 19, 2022, the Company received a waiver of certain financial covenants, which will remain in place through December 31, 2022.
On January 21, 2022, the Subordinate Facility was fully drawn for $47.2 million (Cdn$60.0 million). Upon issuance, we paid an upfront fee to the lenders of $0.6 million and incurred other debt issuance costs of $0.9 million. The debt issuance costs are being amortized using the interest method over the term of the Subordinate Facility and reported in interest expense. We also recorded interest expense based on an effective interest rate on the Subordinate Facility of 7.7%. The effective interest rate is based on the minimum contractual interest rates and is subject to changes in the interest rates applicable as described above.
We have access to a standby letter of credit facility of $1.5 million from Toronto Dominion Bank. The credit facility is used for the issuance of letters of credit and guarantees and is guaranteed by Export Development Canada. As of

June 30, 2022, letters of credit issued against the revolving standby letter of credit facility were for a total value of $1.25 million (December 31, 2021 - $1.25 million).
Accounts Receivables Purchase Agreement
We have an uncommitted Receivables Purchase Agreement (the “RPA”) with CIBC, as purchaser, to increase our liquidity. Under the RPA, the Company may offer to sell certain eligible accounts receivable (the “Receivables”) to CIBC, which may accept such offer, and purchase the offered Receivables. Under the RPA, up to $75.0 million of Receivables may be sold and remain outstanding at any time. Receivables are sold at 100% face value less discount with a 10% limited recourse to the Company arising from certain repurchase events. The RPA is on an uncommitted basis with no expiry date and carries a discount rate of Canadian Dollar Offered Rate ("CDOR") (for purchased Receivables in CAD) and SOFR (for purchased Receivables in USD) plus an applicable margin. After the sale, the Company does not retain any interests in the Receivables, but continues to service and collect, in an administrative capacity, the outstanding Receivables on behalf of CIBC.
The Company accounts for the sold Receivables as a sale in accordance with Financial Accounting Standards Board ("FASB") ASC 860, Transfers and Servicing. Proceeds from the sale reflect the face value of the Receivables less discount fees charged by CIBC and one-time legal costs. The discount fees are recorded in Other expense in the Company’s consolidated statements of operations. Net proceeds are classified under operating activities in the consolidated statements of cash flows.
Pursuant to the RPA, the Company sold and de-recognized $15.0 million and $26.8 million Receivables in the three and six months ended June 30, 2022, respectively (three and six months ended June 30, 2021 - $30.3 million and $44.9 million). As at June 30, 2022, $15.0 million remained outstanding to be remitted to CIBC (December 31, 2021 - $12.0 million), including $0.1 million we collected from Receivables that we previously sold and that have not been remitted to CIBC due to timing of settlement dates (December 31, 2021 - $nil). We recorded $0.1 million in Restricted cash in the consolidated balance sheets with a corresponding increase in accrued liabilities.

NON-GAAP FINANCIAL MEASURES
Our consolidated financial statements are prepared in accordance with U.S. GAAP on a basis consistent for all periods presented. In addition to results reported in accordance with U.S. GAAP, we use non-GAAP financial measures as supplemental indicators of our operating performance. The term “non-GAAP financial measure” is used to refer to a numerical measure of a company’s historical or future financial performance, financial position or cash flows that: (i) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with U.S. GAAP in a company’s statement of earnings, balance sheet or statement of cash flows; or (ii) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.
Our non-GAAP financial measures include adjusted net earnings (loss) from continuing operations, basic and diluted adjusted net earnings (loss) per share from continuing operations, adjusted EBITDA (earnings before interest, taxes, depreciation, and amortization), and free cash flow.
Adjusted EBITDA is defined as net earnings (loss) from continuing operations plus stock-based compensation expense and related social taxes, phantom RSU expense which represents expenses related to compensation units settled in cash based on the stock price at vesting, restructuring costs, government grants related to COVID-19 relief, CEO retirement/search, impairment, gain on sale of Omnilink, the ransomware incident, COVID-19 factory constraint incremental costs, certain other non-recurring costs or recoveries, amortization, interest and other income (expense), foreign exchange gains or losses on translation of certain balance sheet accounts, unrealized foreign exchange gains or losses on forward contracts, recognition of cumulative translation adjustments on dissolution of subsidiaries, and income tax expense (recovery). Adjusted EBITDA is a metric used by investors and analysts for valuation purposes and is an important indicator of our operating performance and our ability to generate liquidity through operating cash flow that will be available to fund future working capital needs and fund future capital expenditures.
Adjusted net earnings (loss) from continuing operations excludes the impact of stock-based compensation expense and related social taxes, phantom RSU expense which represents expenses related to compensation units settled in cash based on the stock price at vesting, restructuring costs, government grants related to COVID-19 relief, CEO retirement/search, impairment, gain on sale of Omnilink, the ransomware incident, COVID-19 factory constraint incremental costs, certain other non-recurring costs or recoveries, acquisition-related amortization, the impact of foreign exchange gains or losses on translation of certain balance sheet accounts, unrealized foreign exchange gains or losses on forward contracts, recognition of cumulative translation adjustments on dissolution of subsidiaries, and certain tax adjustments.
Free cash flow is defined as cash flow from operating activities less capital expenditures and increases in intangibles. We believe that disclosure of free cash flow provides a good measure of our ability to internally generate cash that can be used for investment in the business and is an important indicator of our financial strength and performance. We also believe that certain investors and analysts use free cash flow to assess our business.
We use the above-noted non-GAAP financial measures for planning purposes and to allow us to assess the performance of our business before including the impacts of the items noted above as they affect the comparability of our financial results. These non-GAAP measures are reviewed regularly by management and the Board of Directors as part of the ongoing internal assessment of our operating performance.
We disclose these non-GAAP financial measures as we believe they provide useful information to investors and analysts to assist them in their evaluation of our operating results and to assist in comparisons from one period to another. Readers are cautioned that non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures presented by other companies.
We strongly encourage investors to review our financial information in its entirety and not to rely on a single financial measure. We therefore believe that despite these limitations, it is appropriate to supplement the U.S. GAAP measures with certain non-GAAP measures defined in this section of our MD&A.

The following table provides a reconciliation of the non-GAAP financial measures to U.S. GAAP results for the three and six months ended June 30, 2022 and 2021:

(in thousands of U.S. dollars, except where otherwise stated)	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021

Net earnings (loss) from continuing operations - GAAP	$10,906	$(10,036)	$(3,004)	$(38,574)
Stock-based compensation and related social taxes	3,758	3,807	7,039	11,735
Phantom RSU expense (recovery)	157	569	(45)	775
Restructuring	3,715	1,720	7,719	4,294
COVID-19 government relief	(22)	(1,016)	(33)	(3,065)
CEO retirement/search	—	400	—	2,055
Impairment	—	—	10,299	—
Gain on sale of Omnilink	(9,179)	—	(9,179)	—
Ransomware incident	(1,089)	1,135	(1,148)	1,668
COVID-19 factory constraint incremental costs	—	—	1,096	—
Other non-recurring costs	682	593	781	1,101
Amortization	4,741	7,267	11,425	14,575
Interest and other expense, net	922	111	2,064	221
Foreign exchange loss (gain), net of realized gain/loss on hedge contracts	5,317	(821)	7,643	3,995
Recognition of cumulative translation adjustments on dissolution of subsidiaries	817	—	817	—
Income tax expense	1,691	605	2,712	1,157
Adjusted EBITDA	$22,416	$4,334	$38,186	$(63)

Net earnings (loss) from continuing operations - GAAP	$10,906	$(10,036)	$(3,004)	$(38,574)
Stock-based compensation and related social taxes	3,758	3,807	7,039	11,735
Phantom RSU expense (recovery)	157	569	(45)	775
Restructuring	3,715	1,720	7,719	4,294
COVID-19 government relief	(22)	(1,016)	(33)	(3,065)
CEO retirement/search	—	400	—	2,055
Impairment	—	—	10,299	—
Gain on sale of Omnilink	(9,179)	—	(9,179)	—
Ransomware incident	(1,089)	1,135	(1,148)	1,668
COVID-19 factory constraint incremental costs	—	—	1,096	—
Other non-recurring costs	682	593	781	1,101
Acquisition-related amortization	1,558	2,890	3,710	6,025
Foreign exchange loss (gain), net of realized gain/loss on hedge contracts	5,317	(821)	7,643	3,995
Recognition of cumulative translation adjustments on dissolution of subsidiaries	817	—	817	—
Income tax expense (recovery) adjustment	126	(357)	(374)	(750)
Adjusted earnings (loss) from continuing operations	$16,746	$(1,116)	$25,321	$(10,741)

Weighted average number of shares outstanding (in thousands)
Basic	38,770	36,992	38,439	36,865
Diluted	39,079	36,992	38,439	36,865

Basic and diluted adjusted earnings (loss) per share from continuing operations (in dollars)	$0.43	$(0.03)	$0.66	$(0.29)

The following table provides a quarterly reconciliation of the non-GAAP financial measures to our most directly comparable U.S. GAAP results:

(in thousands of U.S. dollars, except where otherwise stated)	2022		2021					2020
	Q2	Q1	Q4	Q3	Q2	Q1		Q4	Q3

Net earnings (loss) from continuing operations - GAAP	$10,906	$(13,910)	$(11,752)	$(38,406)	$(10,036)	$(28,538)		$(11,167)	$(14,483)
Stock-based compensation and related social taxes	3,758	3,281	5,832	1,820	3,807	7,928		6,461	5,085
Phantom RSU expense (recovery)	157	(202)	393	(69)	569	206		691	261
Restructuring	3,715	4,004	7,592	369	1,720	2,574		4,800	3,089
COVID-19 government relief	(22)	(11)	(5,557)	(168)	(1,016)	(2,049)		(954)	(6,298)
CEO retirement/search	—	—	44	42	400	1,655		—	—
Impairment	—	10,299	741	11,544	—	—		—	—
Gain on sale of Omnilink	(9,179)	—	—	—	—	—		—	—
Ransomware incident	(1,089)	(59)	(959)	271	1,135	533		—	—
COVID-19 factory constraint incremental costs	—	1,096	22	1,135	—	—		—	—
Other non-recurring costs	682	99	978	323	593	508		445	439
Amortization	4,741	6,684	6,935	7,208	7,267	7,308		7,054	8,030
Interest and other expense, net	922	1,142	307	192	111	110		564	988
Foreign exchange loss (gain), net of realized gain/loss on hedge contracts	5,317	2,326	1,927	2,693	(821)	4,816		(2,804)	(3,572)
Recognition of cumulative translation adjustments on dissolution of subsidiaries	817	—	—	—	—	—		—	—
Income tax expense (recovery)	1,691	1,021	761	(1,912)	605	552		(7,984)	(633)
Adjusted EBITDA	$22,416	$15,770	$7,264	$(14,958)	$4,334	$(4,397)		$(2,894)	$(7,094)

Net earnings (loss) from continuing operations - GAAP	$10,906	$(13,910)	$(11,752)	$(38,406)	$(10,036)	$(28,538)		$(11,167)	$(14,483)
Stock-based compensation and related social taxes	3,758	3,281	5,832	1,820	3,807	7,928		6,461	5,085
Phantom RSU expense (recovery)	157	(202)	393	(69)	569	206		691	261
Restructuring	3,715	4,004	7,592	369	1,720	2,574		4,800	3,089
COVID-19 government relief	(22)	(11)	(5,557)	(168)	(1,016)	(2,049)		(954)	(6,298)
CEO retirement/search	—	—	44	42	400	1,655		—	—
Impairment	—	10,299	741	11,544	—	—		—	—
Gain on sale of Omnilink	(9,179)	—	—	—	—	—	—	—	—
Ransomware incident	(1,089)	(59)	(959)	271	1,135	533		—	—
COVID-19 factory constraint incremental costs	—	1,096	22	1,135	—	—		—	—
Other non-recurring costs	682	99	978	323	593	508		445	439
Acquisition-related amortization	1,558	2,152	2,254	2,776	2,890	3,135		3,306	3,555
Foreign exchange loss (gain), net of realized gain/loss on hedge contracts	5,317	2,326	1,927	2,693	(821)	4,816		(2,804)	(3,572)
Recognition of cumulative translation adjustments on dissolution of subsidiaries	817	—	—	—	—	—		—	—
Income tax expense (recovery) adjustment	126	(500)	(441)	(3,008)	(357)	(393)		(7,784)	200
Adjusted earnings (loss) from continuing operations	$16,746	$8,575	$1,074	$(20,678)	$(1,116)	$(9,625)		$(7,006)	$(11,724)

(in thousands of U.S. dollars, except where otherwise stated)	2022		2021				2020
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Weighted average number of shares outstanding (in thousands)
Basic	38,770	37,974	37,541	37,196	36,992	36,736	36,534	36,417
Diluted	39,079	37,974	37,541	37,196	36,992	36,736	36,534	36,417

Basic and diluted adjusted earnings (loss) per share from continuing operations (in dollars)	$0.43	$0.23	$0.03	$(0.56)	$(0.03)	$(0.26)	$(0.19)	$(0.32)

The following table provides a reconciliation of the non-GAAP free cash flow measure to similar U.S. GAAP terms:

	Three months ended June 30,		Six months ended June 30,
(in thousands of U.S. dollars)	2022	2021	2022	2021
Cash flows provided by (used in) operating activities	$2,613	$15,256	$(21,132)	$(35,128)
Capital expenditures and increase in intangible assets	(5,482)	(6,474)	(8,604)	(11,603)
Free Cash Flow	$(2,869)	$8,782	$(29,736)	$(46,731)
OFF-BALANCE SHEET ARRANGEMENTS
We have the RPA in place that allows us to sell, with limited recourse, qualifying Receivables. Details are outlined in the "Liquidity and Capital Resources - Accounts Receivable Purchase Agreement" section above.
TRANSACTIONS BETWEEN RELATED PARTIES
We did not undertake any transactions with related parties during the three and six months ended June 30, 2022.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
We prepare our consolidated financial statements in accordance with U.S. GAAP and we make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosure of contingent liabilities. On an ongoing basis, we evaluate our critical estimates and judgments, including those related to business combinations, revenue recognition, valuation of goodwill and intangible assets, income taxes, royalty costs, contingencies, stock-based compensation, and discontinued operations. We base our estimates on historical experience, anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results could differ materially from our estimates.
The discussion on the accounting policies and estimates that require management's most difficult, subjective and complex judgments, and which are subject to a degree of measurement uncertainty, can be found in our 2021 annual MD&A, a copy of which is available on SEDAR at www.sedar.com and the SEC's website at www.sec.gov.
OUTSTANDING SHARE DATA
As of August 11, 2022, we had 38,961,098 common shares issued and outstanding, 270,152 stock options outstanding exercisable into common shares at a weighted average exercise price of $13.83 and 1,682,368 restricted treasury share units (441,438 of which include performance-based vesting at a multiple not to exceed 200%) outstanding that could result in the issuance of up to 2,123,806 common shares.

IMPACT OF ACCOUNTING PRONOUNCEMENTS AFFECTING CURRENT PERIOD
In March 2020, the FASB issued an update to ASU 2020-04 Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which addresses the effects of reference rate reform on financial reporting. This would apply to companies meeting certain criteria that have contracts, hedging relationships and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. ASU 2020-04 is effective for the Company beginning January 1, 2022 and a successor rate has been established for our Revolving Facility with CIBC. The Company adopted ASU 2020-04 on January 1, 2022. The adoption of this standard did not have a material impact on our consolidated financial statements and notes thereto.
In November 2021, the FASB issued ASU 2021-10 Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance (ASU 2021-10), which aims to provide increased transparency by requiring business entities to disclose information about certain types of government assistance they receive in the notes to the financial statements. ASU 2021-10 is effective for fiscal years beginning after December 15, 2021. The Company adopted ASU 2021-10 and will reflect the new disclosure requirements on its annual consolidated financial statements for the year ended December 31, 2022.
IMPACT OF ACCOUNTING PRONOUNCEMENTS AFFECTING FUTURE PERIODS
In October 2021, FASB issued ASU 2021-08 Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. The amendments in this ASU require an entity to recognize and measure contract assets and liabilities acquired in a business combination in accordance with Topic 606. The amendments in this ASU are effective for fiscal years beginning after December 15, 2022 and should be applied prospectively to business combinations occurring on or after the effective date of the amendment. The adoption of this ASU is not expected to have a material impact on the Company’s consolidated financial statements.
INTERNAL CONTROL OVER FINANCIAL REPORTING
We did not make any significant changes in our internal control over financial reporting during the three and six months ended June 30, 2022 that materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting. The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events occurring. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.
During the first and second quarter of 2022, certain of our employees continue to work from home as the COVID-19 situation evolves in each jurisdiction. Management has concluded that these work from home arrangements have not materially affected the Company’s internal controls in the three and six months ended June 30, 2022. Management will continue to assess the impact of COVID-19 on the Company’s internal controls over financial reporting.

FINANCIAL RISK MANAGEMENT
Financial instruments consist primarily of cash and cash equivalents, restricted cash, accounts receivable, derivatives such as foreign currency forward and option contracts, accounts payable and accrued liabilities, long-term obligations, and long-term debt.
We have exposure to the following business risks:
We maintain substantially all of our cash and cash equivalents with major financial institutions or invest in government instruments. Our deposits with banks may exceed the amount of insurance provided on such deposits.

We outsource manufacturing of our products to third parties and, accordingly, we are dependent upon the development and deployment by third parties of their manufacturing abilities. The inability of any supplier or manufacturer to fulfill our supply requirements could impact future results. We have supply commitments to our contract manufacturers based on our estimates of customer and market demand. Where actual results vary from our estimates, whether due to execution on our part or market conditions, we are at risk.
Financial instruments that potentially subject us to concentrations of credit risk are primarily accounts receivable. We perform on-going credit evaluations of our customer’s financial condition and require letters of credit or other guarantees whenever deemed appropriate.
Although a significant portion of our revenues are in U.S. dollars, we incur operating costs that are denominated in other currencies. Fluctuations in the exchange rates between these currencies could have a material impact on our business, financial condition and results of operations.
To manage our foreign currency risks, we enter into foreign currency forward contracts and options contracts to reduce our exposure to future foreign exchange fluctuations. Foreign currency forward and options contracts are recorded in Accounts receivable or Account payable and accrued liabilities. As at June 30, 2022, we had foreign currency forward contracts totaling $29.5 million Canadian dollars to purchase Canadian dollars with an average forward rate of 1.2722, maturing between July and December 2022.
We are subject to risks typical of an international business including, but not limited to, differing economic conditions, changes in political climate, differing tax structures other regulations and restrictions and foreign exchange rate volatility. Accordingly, our future results could be materially affected by changes in these or other factors.
RISKS AND UNCERTAINTIES
Sierra Wireless and its future business, operations, and financial condition are subject to various risks and uncertainties. Except as set forth below, certain of these risks and uncertainties are under the heading "Risk Factors" under Sierra Wireless' 2021 Annual Information Form, which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
The completion of the Transaction is subject to the satisfaction or waiver of several conditions precedent.
The completion of the Transaction is subject to a number of conditions precedent, some of which are outside of our or the Purchaser’s control, including receipt of shareholder approval and the Key Regulatory Approvals or there not having occurred a Material Adverse Effect (as such terms are defined in the Arrangement Agreement) and the satisfaction of certain other customary closing conditions. There can be no certainty, nor can we or the Purchaser provide any assurance, that all conditions precedent to the Transaction will be satisfied or waived, nor can there be any certainty of the timing of their satisfaction or waiver.
If, for any reason, the Transaction is not completed or its completion is materially delayed and/or the Arrangement Agreement is terminated, the market price of our common shares may be materially adversely affected. In such circumstances, our business, financial condition or results of operations could also be subject to various material adverse consequences. In addition, if the Transaction is not completed, in certain circumstances, we may be required to pay a termination fee of $45 million to the Purchaser, the result of which could have a material adverse effect on our business, financial position and results of operations and our ability to fund growth prospects and current operations.

The financing of the Transaction.
Although the Arrangement Agreement does not contain a financing condition and the Purchaser has received a debt commitment letter to provide for the debt financing to finance the Transaction, the obligation of the lenders under the debt commitment letter to provide the debt financing is subject to certain limited conditions. In the event that the Transaction cannot be completed due to the failure of the Purchaser to obtain financing required to close the Transaction either because the limited conditions to the financing are not satisfied or other events arise which prevent the Purchaser from consummating the debt financing, the Purchaser may be unable to fund the consideration required to complete the Transaction, in which case our shareholders will not receive the consideration under the Arrangement Agreement (as the Transaction will not be completed).
The Arrangement Agreement may be terminated in certain circumstances.
The Transaction may be terminated by us or the Purchaser in certain circumstances, in which case the Transaction will not be completed. Accordingly, there is no certainty, nor can we provide any assurance, that the Arrangement Agreement will not be terminated by us or the Purchaser prior to the completion of the Transaction. The failure to complete the Transaction could materially negatively impact the market price of our common shares. Moreover, if the Arrangement Agreement is terminated and our Board of Directors determines to pursue another merger or business combination, there is no assurance that our Board of Directors will be able to find a party willing to pay an equivalent or greater price for our common shares than the price to be paid by the Purchaser pursuant to the Transaction.
We will incur significant costs and, in certain circumstances, may be required to pay a Termination Fee.
Certain costs relating to the Transaction, such as legal, accounting, tax and certain financial advisory fees, must be paid by us even if the Transaction is not completed. In addition, if the Transaction is not completed for certain reasons, we may be required to pay a termination fee of $45 million to the Purchaser, the result of which could have a material adverse effect on our business, financial position and results of operations and our ability to fund growth prospects and current operations.
The failure to complete the Transaction could negatively impact us and have a material adverse effect on our current and future operations, financial condition and prospects.
If the Transaction is not completed for any reason, there are risks that the announcement of the Transaction and the dedication of substantial resources of the Company to the completion thereof could have a negative impact on our current business relationships (including with future and prospective employees, customers, suppliers and partners) and could have a material adverse effect on our current and future business, operations, results of operations, financial condition and prospects. In addition, failure to complete the Transaction for any reason could materially negatively impact the market price of our common shares.
The Transaction may divert the attention of our management, impact our ability to attract or retain key personnel or impact our third-party business relationships.
The Transaction could cause the attention of our management to be diverted from the day-to-day operations of the Company. These disruptions could be exacerbated by a delay in the completion of the Transaction and could have an adverse effect on our current and future business, operations, results of operations, financial condition and prospects. Because the completion of the Transaction is subject to uncertainty, our officers and employees may experience uncertainty about their future roles with the Company, which may adversely affect our ability to attract or retain key management and personnel in the period until the completion or termination of the Transaction.
In addition, third parties with which we currently have business relationships or may have business relationships in the future, including industry partners, regulators, customers and suppliers, may experience uncertainty associated with the Transaction, including with respect to current or future relationships with us or the Purchaser. Such uncertainty could have a material and adverse effect on our current and future business, operations, results of operations, financial condition and prospects.

The Arrangement Agreement contains certain restrictions on our ability to conduct our business.

Under the Arrangement Agreement, we must generally conduct our business in the ordinary course and, prior to the completion of the Transaction or the termination of the Arrangement Agreement, we are subject to certain covenants which restrict us from taking certain actions without the prior consent of the Purchaser and certain other covenants which require us to take certain other actions. In either case, such covenants may delay or prevent us from pursuing business opportunities that may arise or preclude actions that would otherwise be advisable if we were to remain a standalone entity.
The Key Regulatory Approvals necessary to complete the Transaction may not be obtained or may only be obtained after substantial delay.
To complete the Transaction, we and the Purchaser must make certain filings with and obtain certain consents and approvals from certain governmental and regulatory authorities. In particular, we and the Purchaser have not yet obtained the Key Regulatory Approvals (as defined in the Arrangement Agreement), both of which are required to complete the Transaction. In addition, governmental or regulatory agencies could deny permission for, or seek to block or challenge the Transaction or the transfer or deemed transfer of specific assets, or impose material conditions relating to the Arrangement or any such transfer. If either of the Key Regulatory Approvals is not obtained or any applicable law is in effect which makes the consummation of the Transaction illegal or otherwise prohibits or enjoins us or the Purchaser from consummating the Transaction, the Transaction will not be completed.
In addition, a substantial delay in obtaining the Key Regulatory Approvals could result in the Transaction not being completed. In particular, if the Transaction is not completed by January 3, 2023 (subject to an extension of up to two months if required to obtain the Key Regulatory Approvals), either we or the Purchaser may terminate the Arrangement Agreement, in which case the Transaction will not be completed.
The Arrangement Agreement limits our ability to pursue alternatives to the Arrangement.
The Arrangement Agreement contains provisions that make it more difficult for us to enter into alternative transactions. Under the Arrangement Agreement, we are subject to certain restrictions on our ability to solicit or otherwise facilitate alternative acquisition proposals from third parties, provide information about ourselves to third parties or engage in discussions with third parties regarding alternative acquisition proposals, subject to customary exceptions. The Arrangement Agreement also provides that our Board of Directors will not change its recommendation that our shareholders vote in favour of the Arrangement, and will not approve any other agreement with respect to an acquisition proposal, subject to limited exceptions.
In addition, we may be required to pay a termination fee of $45 million to the Purchaser if the Arrangement is not consummated under specified circumstances, including, among others, if the Arrangement Agreement is terminated by us to enter into a definitive agreement with respect to a Superior Proposal (as defined in the Arrangement Agreement) or if the Arrangement Agreement is terminated by the Purchaser as a result of a change of recommendation by our Board of Directors. These provisions might discourage a third party that has an interest in acquiring all or a significant part of us from considering or proposing such acquisition, even if such party were prepared to pay consideration with a higher per-share value than the currently proposed Arrangement consideration. Furthermore, the requirement to pay a termination fee under certain circumstances may result in a third party proposing to pay a lower per-share price to acquire us than it might otherwise have proposed to pay because of the added expense of the $45 million termination fee that may become payable by us in certain circumstances.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Revenue (note 5)
IoT Solutions	$139,678	$90,309	$273,386	$164,887
Enterprise Solutions	48,273	42,476	87,522	75,960
	187,951	132,785	360,908	240,847
Cost of sales (note 5)
IoT Solutions	97,665	65,884	190,848	118,376
Enterprise Solutions	27,104	20,670	51,815	38,513
	124,769	86,554	242,663	156,889
Gross margin	63,182	46,231	118,245	83,958
Expenses
Sales and marketing	18,115	21,423	36,132	41,244
Research and development	17,296	16,930	35,631	34,414
Administration	11,733	11,097	21,849	27,405
Restructuring (note 6)	3,715	1,720	7,719	4,294
Impairment (notes 3 and 16)	—	—	10,299	—
Gain on sale of Omnilink (note 4(b))	(9,179)	—	(9,179)	—
Amortization	2,900	4,389	6,720	9,013
	44,580	55,559	109,171	116,370
Earnings (loss) from operations	18,602	(9,328)	9,074	(32,412)
Foreign exchange (loss) gain	(5,355)	1,143	(7,633)	(3,116)
Other expense (note 8)	(650)	(1,246)	(1,733)	(1,889)
Earnings (loss) before income taxes	12,597	(9,431)	(292)	(37,417)
Income tax expense (note 9)	1,691	605	2,712	1,157
Net earnings (loss) from continuing operations	$10,906	$(10,036)	$(3,004)	$(38,574)
Net earnings (loss) from discontinued operations (note 4)	793	85	2,024	(1,237)
Net earnings (loss)	$11,699	$(9,951)	$(980)	$(39,811)
Other comprehensive income (loss):
Foreign currency translation adjustments, net of taxes of $nil	(1,914)	1,233	(2,340)	(1,667)
Comprehensive income (loss)	$9,785	$(8,718)	$(3,320)	$(41,478)

Basic and diluted net earnings (loss) per share (in dollars) (note 11)
Continuing operations	$0.28	$(0.27)	$(0.08)	$(1.05)
Discontinued operations	0.02	—	0.05	(0.03)
	$0.30	$(0.27)	$(0.03)	$(1.08)
Weighted average number of shares outstanding (in thousands) (note 11)
Basic	38,770	36,992	38,439	36,865
Diluted	39,079	36,992	38,439	36,865
The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

	June 30, 2022	December 31, 2021
Assets
Current assets
Cash and cash equivalents	$127,343	$76,784
Restricted cash	77	100
Accounts receivable (note 12)	104,442	85,310
Inventories (note 14)	92,357	82,177
Prepaids and other (note 15)	52,252	27,372
	376,471	271,743
Property and equipment, net	25,757	31,134
Operating lease right-of-use assets	11,163	14,348
Intangible assets, net (note 16)	34,064	54,708
Goodwill	147,646	167,379
Deferred income taxes	1,186	1,268
Other assets	4,154	6,473
	$600,441	$547,053
Liabilities
Current liabilities
Accounts payable and accrued liabilities (notes 4(a), 6, and 17)	192,984	183,529
Deferred revenue (note 13)	12,320	11,770
Current portion of long-term debt (note 21(b))	971	494
	206,275	195,793
Long-term obligations (notes 4(a) and 18)	38,257	42,808
Operating lease liabilities	13,159	15,033
Long-term debt (note 21(b))	55,452	9,394
Deferred income taxes	6,022	6,371
	319,165	269,399
Equity
Shareholders’ equity
Common stock: no par value; unlimited shares authorized; issued and outstanding: 38,940,753 shares (December 31, 2021 - 37,774,800 shares)	476,011	460,331
Preferred stock: no par value; unlimited shares authorized; issued and outstanding: nil shares	—	—
Treasury stock: at cost; 1,026 shares (December 31, 2021 – 119,761 shares)	(22)	(2,128)
Additional paid-in capital	39,678	48,747
Retained deficit	(223,319)	(220,564)
Accumulated other comprehensive loss (note 19)	(11,072)	(8,732)
	281,276	277,654
	$600,441	$547,053
Commitments and contingencies (note 22)
Subsequent event (note 23)
The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF EQUITY
(in thousands of U.S. dollars, except where otherwise stated)
(unaudited)

Three and six months ended June 30, 2022
	Common Stock		Treasury Stock
	# of shares	$	# of shares	$	Additional paid-in capital	Retained deficit	Accumulated other comprehensive (loss)	Total
Balance as at December 31, 2021	37,774,800	$460,331	119,761	$(2,128)	$48,747	$(220,564)	$(8,732)	$277,654
Stock option exercises (note 10)	61,538	1,262	—	—	(383)	—	—	879
Stock-based compensation (note 10)	—	—	—	—	3,066	—	—	3,066
Distribution of vested RSUs	486,199	5,481	(112,687)	2,002	(6,578)	(905)	—	—
Net loss	—	—	—	—	—	(12,679)	—	(12,679)
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	(426)	(426)
Balance as at March 31, 2022	38,322,537	$467,074	7,074	$(126)	$44,852	$(234,148)	$(9,158)	$268,494
Stock option exercises (note 10)	122,497	2,415	—	—	(728)	—	—	1,687
Stock-based compensation (note 10)	—	—	—	—	3,753	—	—	3,753
Purchase of treasury shares for RSU distribution	—	—	113,000	(2,443)	—	—	—	(2,443)
Distribution of vested RSUs	495,719	6,522	(119,048)	2,547	(8,199)	(870)	—	—
Net earnings	—	—	—	—	—	11,699	—	11,699
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	(1,914)	(1,914)
Balance as at June 30, 2022	38,940,753	$476,011	1,026	$(22)	$39,678	$(223,319)	$(11,072)	$281,276

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF EQUITY
(in thousands of U.S. dollars, except where otherwise stated)
(unaudited)

Three and six months ended June 30, 2021
	Common Stock		Treasury Stock
	# of shares	$	# of shares	$	Additional paid-in capital	Retained deficit	Accumulated other comprehensive income/(loss)	Total
Balance as at December 31, 2020	36,619,439	$441,999	46,505	$(542)	$49,489	$(128,953)	$(5,580)	$356,413
Stock option exercises (note 10)	205,554	3,997	—	—	(1,195)	—	—	2,802
Stock-based compensation (note 10)	—	—	—	—	8,515	—	—	8,515
Purchase of treasury shares for RSU distribution	—	—	201,000	(3,933)	—	—	—	(3,933)
Distribution of vested RSUs	66,292	1,019	(132,659)	2,420	(3,428)	(957)	—	(946)
Net loss	—	—	—	—	—	(29,860)	—	(29,860)
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	(2,900)	(2,900)
Balance as at March 31, 2021	36,891,285	$447,015	114,846	$(2,055)	$53,381	$(159,770)	$(8,480)	$330,091
Stock option exercises (note 10)	58,064	1,134	—	—	(336)	—	—	798
Stock-based compensation (note 10)	—	—	—	—	3,722	—	—	3,722
Purchase of treasury shares for RSU distribution	—	—	228,500	(3,530)	—	—	—	(3,530)
Distribution of vested RSUs	214,393	2,970	(301,581)	5,073	(6,943)	(1,219)	—	(119)
Net loss	—	—	—	—	—	(9,951)	—	(9,951)
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	1,233	1,233
Balance as at June 30, 2021	37,163,742	$451,119	41,765	$(512)	$49,824	$(170,940)	$(7,247)	$322,244
The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)
(unaudited)

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Cash flows provided by (used in):
Operating activities
Net earnings (loss)	$11,699	$(9,951)	$(980)	$(39,811)
Items not requiring (providing) cash
Amortization	4,741	7,267	11,425	14,575
Stock-based compensation (note 10)	3,753	3,722	6,819	12,237
Capitalized interest expense (note 21(b))	674	—	1,584	—
Impairment (notes 3 and 16)	—	—	10,299	—
Gain on sale of Omnilink (note 4(b))	(9,179)	—	(9,179)	—
Deferred income taxes	1	(3)	1	(3)
Unrealized foreign exchange loss (gain)	5,878	(867)	7,245	4,161
Recognition of cumulative translation adjustments on dissolution of subsidiaries	817	—	817	—
Other	27	317	445	337
Changes in non-cash working capital
Accounts receivable	(18,228)	3,548	(23,954)	(7,196)
Inventories	(4,357)	(12,703)	(10,852)	(14,235)
Prepaids and other	(6,338)	5,150	(23,278)	(11,084)
Accounts payable and accrued liabilities	13,812	18,541	10,799	5,495
Deferred revenue and other	(687)	235	(2,323)	396
Cash flows provided by (used in) operating activities	2,613	15,256	(21,132)	(35,128)
Investing activities
Additions to property and equipment	(5,280)	(3,972)	(7,729)	(8,681)
Additions to intangible assets	(202)	(2,502)	(875)	(2,922)
Proceeds from sale of property and equipment	12	25	23	39
Proceeds from sale of Omnilink, net of transaction costs and cash sold (note 4(b)	34,959	—	34,959	—
Acquisition of M2M New Zealand, net of cash acquired	—	(319)	—	(319)
Cash flows provided by (used in) investing activities	29,489	(6,768)	26,378	(11,883)
Financing activities
Issuance of common shares, net of issuance cost	1,687	799	2,565	3,601
Purchase of treasury shares for RSU distribution	(2,443)	(3,530)	(2,443)	(7,463)
Taxes paid related to net settlement of equity awards	—	(111)	—	(1,057)
Decrease in other long-term obligations	(35)	(66)	(40)	(102)
Proceeds from long-term debt, net of issuance cost (note 21(b))	(50)	—	45,732	—
Cash flows (used in) provided by financing activities	(841)	(2,908)	45,814	(5,021)
Effect of foreign exchange rate changes on cash and cash equivalents	(1,282)	672	(524)	(906)
Cash, cash equivalents and restricted cash, increase (decrease) in the period	29,979	6,252	50,536	(52,938)
Cash, cash equivalents and restricted cash, beginning of period	97,441	112,234	76,884	171,424
Cash, cash equivalents and restricted cash, end of period	$127,420	$118,486	$127,420	$118,486
The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)
1.    BASIS OF PRESENTATION
The accompanying unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”), on a basis consistent with those followed in the December 31, 2021 audited annual consolidated financial statements, except as indicated in note 2. These unaudited interim consolidated financial statements do not include all information and note disclosures required by U.S. GAAP for annual financial statements, and therefore should be read in conjunction with the December 31, 2021 audited consolidated financial statements and the notes thereto. The accompanying interim financial information reflects all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of results for the interim period.
The unaudited interim consolidated financial statements include the accounts of Sierra Wireless, Inc. and its subsidiaries, all of which are wholly-owned, from their respective dates of acquisition of control. All intercompany transactions and balances have been eliminated on consolidation. In these notes to the unaudited interim consolidated financial statements, unless the context otherwise requires, references to the "Company", "Sierra Wireless", "we", "us" and "our" refer to Sierra Wireless, Inc. and its subsidiaries.
On August 2, 2022, we entered into a definitive agreement (the "Arrangement Agreement") with Semtech Corporation and a subsidiary of Semtech Corporation (the "Purchaser") pursuant to which the Purchaser will acquire all outstanding shares of Sierra Wireless for cash of $31 per share (in U.S. dollars), subject to customary closing conditions (see note 23).
On April 15, 2022, we signed a definitive agreement and closed the sale of our Omnilink offender monitoring business for $37.6 million in cash, subject to customary working capital adjustments. The assets and operations related to the Omnilink business were sold to Sentinel Advantage LLC which is wholly owned by Bison Capital Asset Management LLC (see note 4(b)).
On November 18, 2020, the Company completed the divestiture of its automotive embedded module product line. Substantially all of the assets and operations related to its automotive embedded module product line were sold to Rolling Wireless (H.K.) Limited, a consortium led by Fibocom Wireless Inc. of Shenzhen. In accordance with U.S. GAAP, the results of operations of the automotive business have been presented as discontinued operations in the Company's consolidated statements of operations and comprehensive income (loss) for the three and six months ended June 30, 2022 and 2021.
In these unaudited interim consolidated financial statements, unless otherwise indicated, all dollar amounts are expressed in United States dollars (U.S. dollars). The term dollars and the symbol “$” refer to U.S. dollars.
COVID-19 Impact
In March 2020, the World Health Organization declared a global pandemic caused by the outbreak of the novel coronavirus specifically identified as COVID-19. It is not possible to reliably estimate the length or severity of these developments and the impact on the financial results of the Company in the future. There are significant uncertainties with respect to future development and impact to the Company related to COVID-19, including the duration, severity and scope of the outbreak, emergence of new variants of concern, and the measures taken by governments and businesses to contain the pandemic. As COVID-19 continues to significantly impact economies around the world, it creates significant uncertainty regarding the nearer term outlook for the markets where we provide our products and services, as well as significant

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)
uncertainties related to global supply chain tightness from key suppliers and manufacturing challenges that could constrain our ability to deliver and meet demand. In future periods, the effects of the pandemic may have material impacts on our financial results and the recoverable amount of our reporting units.
2.    ACCOUNTING STANDARDS
Recently implemented accounting standards
In March 2020, the Financial Accounting Standards Board ("FASB") issued an update to ASU 2020-04 Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which addresses the effects of reference rate reform on financial reporting. This would apply to companies meeting certain criteria that have contracts, hedging relationships and other transactions that reference London Interbank Offered Rate ("LIBOR") or another reference rate expected to be discontinued because of reference rate reform. ASU 2020-04 is effective for the Company beginning January 1, 2022 and a successor rate has been established for our Revolving Facility with CIBC (see note 21(a)). The Company adopted ASU 2020-04 on January 1, 2022. The adoption of this standard did not have a material impact on our consolidated financial statements and notes thereto.
In November 2021, the FASB issued ASU 2021-10 Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance (ASU 2021-10), which aims to provide increased transparency by requiring business entities to disclose information about certain types of government assistance they receive in the notes to the financial statements. ASU 2021-10 is effective for fiscal years beginning after December 15, 2021. The Company adopted ASU 2021-10 and will reflect the new disclosure requirements on its annual consolidated financial statements for the year ended December 31, 2022.
Changes in future accounting standards
In October 2021, FASB issued ASU 2021-08 Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. The amendments in this ASU require an entity to recognize and measure contract assets and liabilities acquired in a business combination in accordance with Topic 606. The amendments in this ASU are effective for fiscal years beginning after December 15, 2022 and should be applied prospectively to business combinations occurring on or after the effective date of the amendment. The adoption of this ASU is not expected to have a material impact on the Company’s consolidated financial statements.
3.    SIGNIFICANT ACCOUNTING POLICIES
Goodwill
Goodwill represents the excess of the purchase price of an acquired business over the fair value assigned to assets acquired and liabilities assumed in a business combination.
Goodwill has an indefinite life, is not amortized, and is subject to an annual impairment test, on October 1 of every year, at the reporting unit level. Goodwill is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. The goodwill impairment test compares the fair value of the reporting unit to its carrying amount, which includes the goodwill. When the fair value of a reporting unit exceeds its

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)
carrying amount, goodwill of the reporting unit is considered not to be impaired. If the carrying amount exceeds the implied fair value of the goodwill, an impairment loss is recognized equal to the amount by which the carrying amount exceeds the reporting unit's fair value.
As at March 31, 2022, the Company determined that the assets and liabilities relating to our Omnilink offender monitoring business (see note 4(b)) met all of the asset held-for-sale criteria and the sale closed on April 15, 2022. The goodwill associated with the Omnilink offender monitoring business is included in net assets disposed, and the amount of goodwill was determined based on the relative fair values of the asset group to be disposed of and the Enterprise Solutions reporting unit that will be retained. Following the allocation, we performed an impairment test of our remaining Enterprise Solutions reporting unit. We assessed the recoverability of the remaining Enterprise Solutions goodwill as at March 31, 2022 and determined that the fair value of the remaining Enterprise Solutions reporting unit exceeds its carrying value.
Impairment of long-lived assets
Long-lived assets, including property and equipment, and intangible assets other than goodwill, are assessed for potential impairment when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. An impairment loss is recognized when the carrying amount of the long-lived asset is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Any required impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value and is recorded as a reduction in the carrying value of the related asset and a charge to operating results.
During the six months ended June 30, 2022, due to the decision to not develop additional products for our home security business in light of the shutdown of 2G/3G networks in the United States, we performed a recoverability test and recorded an impairment expense of $9,385 (note 16). In addition, we recorded further impairment expense of $914 on an operating lease right-of-use asset and related assets as a result of entering into a sublease agreement of an office lease.
Comparative Figures
Certain comparative figures presented in the interim consolidated financial statements have been reclassified to conform with current period presentation. We reclassified certain Acquisition related and Integration and Net Earnings (Loss) from Discontinued Operations balances previously presented for the three and six months ended June 30, 2021. From Acquisition-related and integration expense we reclassified $72 and $281 for the three and six months ended June 30, 2021, respectively, to Administration expense to better reflect the nature of balances. Within Net Earnings (Loss) from Discontinued Operations (note 4(a)), we reclassified recoveries of $335 and $111 for the three and six months ended June 30, 2021, respectively, from Expenses to Cost of Sales to better reflect the nature of the expenses.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)
4.    ACQUISITIONS AND DISPOSALS
(a)     Disposition of Automotive Business
On November 18, 2020, we completed the sale of substantially all of the assets and operations related to our Shenzhen, China-based automotive embedded module product line ("Automotive Business") to Rolling Wireless (H.K.) Limited for total gross proceeds of $165,000 in cash, subject to adjustments to working capital, including $10,000 of proceeds held in escrow that we recorded in restricted cash and were released on January 8, 2021.

As at June 30, 2022, we retained $9,023 (December 31, 2021 — $11,165) royalty accruals relating to the Automotive Business of which $1,057 (December 31, 2021 — $1,082) is included in Accounts payable and accrued liabilities and $7,966 (December 31, 2021 — $10,083) is included in Long-term obligations. As at June 30, 2022, we retained product warranties of $1,778 (December 31, 2021 — $1,528) relating to the Automotive Business, which is included in Accounts Payable and accrued liabilities.

The results related to the Automotive Business have been presented as discontinued operations in the consolidated statements of operations and comprehensive income (loss) and were as follows:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Revenue	$—	$—	$—	$—
Cost of sales	(788)	(335)	(1,838)	(111)
Gross margin	788	335	1,838	111
(Recovery) Expenses	(5)	250	(186)	1,348
Earnings (loss) before income taxes	793	85	2,024	(1,237)
Income tax expense	—	—	—	—
Net earnings (loss) from discontinued operations	$793	$85	$2,024	$(1,237)

The cash flows related to the Automotive business included in the consolidated statements of cash flows were as follows:
	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Cash flows provided by (used in) discontinued operations
Net cash provided by (used in) operating activities	$5	$(197)	$189	$(1,228)
Net cash provided by (used in) discontinued operations	$5	$(197)	$189	$(1,228)

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)
(b)     Disposition of Omnilink Business
On April 15, 2022, we signed a definitive agreement with Sentinel Advantage LLC and closed the sale of our Omnilink offender monitoring business for $37.6 million in cash, subject to normal working capital adjustments (the "Sale Transaction"). As at June 30, 2022, working capital adjustment of $206 was recorded in Accounts receivable in our consolidated balance sheets. The Omnilink offender monitoring business was part of our Enterprise Solutions reportable segment. Pursuant to the Sale Transaction, 27 employees, who are all located in the United States, became employees of Sentinel Advantage LLC.
The financial results of the Omnilink offender monitoring business are included in the Company's consolidated financial statements through April 14, 2022.
The gain on sale of the Omnilink offender monitoring business consists of the following:

Amount
Total gross proceeds	$37,600
Transaction costs	(2,541)
Working capital adjustment	1,109
Net proceeds	36,168
Net assets disposed	(26,989)
Gain on sale	$9,179
The net assets and liabilities disposed of were as follows:

April 15, 2022
Cash and cash equivalents	$903
Restricted cash	100
Accounts receivable	2,967
Inventories	359
Prepaids and other	364
Property and equipment, net	6,385
Intangible assets, net	5,040
Goodwill	10,996
Current assets disposed	$27,114

Accounts payable and accrued liabilities	$125
Current liabilities disposed	$125

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)
5.    SEGMENTED INFORMATION
We disaggregate our revenue from contracts with customers into reportable segments (see consolidated statements of operations and comprehensive income (loss), type, and geographical region.
IoT Solutions
Our IoT Solutions segment includes our cellular wireless IoT module solutions, IoT connectivity services, and embedded broadband solutions.
Enterprise Solutions
Our Enterprise Solutions segment includes our range of Sierra Wireless AirLink routers, IoT gateways, IoT applications and advanced network management, managed connectivity services, and mobility applications.
As our chief operating decision maker does not evaluate the performance of our operating segments based on segment assets, management does not present asset information on a segmented basis.
REVENUE BY TYPE

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Product	$156,538	$97,595	$294,590	$171,984
Connectivity, software, and services	31,413	35,190	66,318	68,863
	$187,951	$132,785	$360,908	$240,847
REVENUE BY GEOGRAPHICAL REGION

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Americas	$79,895	$57,863	$145,711	$105,305
Europe, Middle East and Africa	25,839	22,684	52,365	41,903
Asia-Pacific	82,217	52,238	162,832	93,639
	$187,951	$132,785	$360,908	$240,847

We sell certain products through resellers, original equipment manufacturers, and wireless service providers, who sell these products to end-users. We did not have any customers during the three and six months ended June 30, 2022 or 2021 that accounted for more than 10% of total revenue. We did not have any customers as at June 30, 2022 and December 31, 2021 that accounted for more than 10% of total Trade Accounts Receivable. We had one customer as at June 30, 2022 that accounted for 13% and one customer as at December 31, 2021 that accounted for 23% of total Contract Assets.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)
6.    RESTRUCTURING
On April 30, 2019, we announced certain initiatives related to the acceleration of our transformation to a Device-to-Cloud IoT solutions company.
During the third quarter of 2020, we initiated actions to reduce our operating expenses, in conjunction with the expected closing of the sale of our Automotive Business in the fourth quarter of 2020. We implemented organizational changes, including consolidation of our engineering resources resulting in a reduction in our engineering team in Hong Kong. This initiative affected 148 employees in various locations and functions within the Company.
During the fourth quarter of 2021, we initiated changes to the executive leadership team and our global organizational structure to further streamline and improve the overall business performance of the company, impacting 80 employees globally. In addition, we enacted separate initiatives to enhance our efficiency, including our administrative function, in the year ended December 31, 2021 and the six months ended June 30, 2022.
The following table provides the activity in the restructuring liability:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Balance, beginning of period	$3,878	$4,188	$5,430	$5,750
Expensed- continuing operations	3,715	1,720	7,719	4,294
Disbursements	(4,557)	(3,527)	(10,066)	(7,607)
Foreign exchange	(127)	52	(174)	(4)
	$2,909	$2,433	$2,909	$2,433

Classification:
Accounts payable and accrued liabilities	2,909	2,433	2,909	2,433
	$2,909	$2,433	$2,909	$2,433

By restructuring initiative:
April 2019	555	1,004	555	1,004
Q3 2020	22	1,006	22	1,006
Q4 2021	2,332	—	2,332	—
Other 2021	—	423	—	423
	$2,909	$2,433	$2,909	$2,433

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)
The components of continuing operations expense for the three and six months ended June 30 were as follows:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
April 2019	$206	$—	$472	$—
Q3 2020	—	886	—	3,460
Q4 2021	3,167	—	6,804	—
Other 2021	—	834	101	834
Other 2022	342	—	342	—
	$3,715	$1,720	$7,719	$4,294
7.    GOVERNMENT ASSISTANCE
We are eligible for government subsidies from the Government of Canada and the U.S. Government.
In the three and six months ended June 30, the Company recorded government assistance as follows:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Cost of sales	$—	$14	$—	$57
Sales and marketing	—	249	—	731
Research and development	—	569	—	1,746
Administration	22	184	33	531
	$22	$1,016	$33	$3,065

Government Assistance by Type
Canada Emergency Wage Subsidy	—	$1,002	—	$2,823
Canada Emergency Rent Subsidy	—	14	—	157
Other COVID-19 related subsidies	22	—	33	85
	$22	$1,016	$33	$3,065
In the three and six months ended June 30, the Company repaid $2,658 of government subsidies received in 2021, which was recorded in Accounts payable and accrued liabilities in our consolidated balance sheets as at December 31, 2021.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)
8.    OTHER EXPENSE

The components of other expense for the three and six months ended June 30, 2022 were as follows:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Interest income	$(118)	$(11)	$(159)	$(63)
Interest expense	867	64	1,899	106
Discount fees (note 21(d))	33	38	48	58
Financing costs	70	(11)	212	57
Ransomware incident insurance recovery	(1,089)	(2,463)	(1,148)	(6,680)
Ransomware incident expense	—	3,598	—	8,348
Recognition of cumulative translation adjustments on dissolution of subsidiaries	817	—	817	—
Other	70	31	64	63
	$650	$1,246	$1,733	$1,889
9.    INCOME TAXES
Income tax expense of $1,691 and $2,712 in the three and six months ended June 30, 2022, respectively, is corporate income tax resulting from ordinary business in various jurisdictions (three and six months ended June 30, 2021 - $605 and $1,157) and includes corporate income tax expense of $568 resulting from the sale of Omnilink in the three months ended June 30, 2022.
10.    STOCK-BASED PAYMENTS
Stock-based compensation expense:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Cost of sales	$19	$80	$59	$185
Sales and marketing	1,317	945	2,258	2,309
Research and development	939	809	1,670	1,868
Administration	1,478	1,888	2,832	7,288
Continuing operations	$3,753	$3,722	$6,819	$11,650
Discontinued operations	—	—	—	587
	$3,753	$3,722	$6,819	$12,237
Stock option plan	$260	$341	$468	$797
Restricted stock plan	3,493	3,381	6,351	11,440
	$3,753	$3,722	$6,819	$12,237

As at June 30, 2022, the unrecognized compensation expense related to non-vested stock options and restricted share units was $606 and $25,449 (December 31, 2021 – $1,211 and $17,984), respectively, which is expected to be recognized over weighted average periods of 1.5 and 2.3 years (December 31, 2021 – 1.9 and 2.0 years), respectively.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)
Stock option plan
The following table presents stock option activity for the period:

	Three months ended June 30,		Six months ended June 30,
Number of Options	2022	2021	2022	2021
Outstanding, beginning of period	477,752	1,091,826	774,201	1,361,111
Exercised	(122,497)	(58,064)	(184,035)	(263,618)
Forfeited/expired	(71,189)	(83,646)	(306,100)	(147,377)
Outstanding, end of period	284,066	950,116	284,066	950,116
Exercisable, beginning of period	284,264	617,019	538,145	826,756
Exercisable, end of period	162,357	600,535	162,357	600,535

Under the terms of the Company's Stock Option Plan (the “Plan”), the Board of Directors (the "Board") may authorize the grant of stock options to employees, officers and directors. The maximum number of shares issuable pursuant to the Plan is 9.7% of the number of issued and outstanding common shares from time to time, provided that in no event will more than 7,000,000 common shares be issued as "incentive stock options intended to qualify under Section 422 of the United States Internal Revenue Code". In addition, the maximum number of shares issuable pursuant to the Plan, together with any shares issuable pursuant to other security-based compensation arrangements, shall not exceed 9.7% of the number of issued and outstanding common shares from time to time.
The Plan provides that the exercise price of a stock option will be determined on the date of grant and will not be less than the closing market price of the Company's stock at that date. Stock options generally vest over four years, with the first 25% vesting at the first anniversary date of the grant and the balance vesting in equal amounts at the end of each full succeeding month thereafter. The Company determines the expiry date of each stock option at the time it is granted, which cannot be more than five years after the date of the grant.
The intrinsic value of outstanding and exercisable stock options is calculated as the stock market price of the stock at the balance sheet date, or date of exercise, less the exercise price of the stock option. The aggregate intrinsic value of stock options exercised in the three and six months ended June 30, 2022 was $862 and $1,094 (three and six months ended June 30, 2021 - $181 and $923).
We did not issue any stock options in the three and six months ended June 30, 2022 and 2021.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)
Restricted share plans
The following table summarizes the restricted share units ("RSUs") activity for the period:

	Three months ended June 30,		Six months ended June 30,
Number of RSUs	2022	2021	2022	2021
Outstanding, beginning of period	1,811,551	3,377,407	2,943,015	3,791,283
Granted	665,849	735,901	665,849	782,764
Vested / settled	(614,767)	(523,590)	(1,213,653)	(776,419)
Forfeited	(93,636)	(36,765)	(637,059)	(246,145)
Added by performance factor	12,243	100	23,088	1,570
Outstanding, end of period	1,781,240	3,553,053	1,781,240	3,553,053

Outstanding – vested and not settled	233,258	267,859	233,258	267,859
Outstanding – unvested	1,547,982	3,285,194	1,547,982	3,285,194
Outstanding, end of period	1,781,240	3,553,053	1,781,240	3,553,053
We have a market based restricted share unit plan and a treasury based restricted share unit plan with awards outstanding (collectively, the “RSPs”). The RSPs support our growth and profitability objectives by providing long-term incentives to employees and also encourage our objective of employee share ownership through the granting of RSUs. There is no exercise price or monetary payment required from the employees upon the grant of an RSU or upon the subsequent delivery of our common shares (or, in certain jurisdictions, cash in lieu at the option of the Company) to settle vested RSUs. The form and timing of settlement is subject to local laws.
At the Company's Annual General Meeting of Shareholders on June 2, 2022, shareholders approved a resolution to amend the treasury based restricted share unit plan (the "Treasury Plan"). The amendments permit the Board to accelerate the vesting of outstanding RSUs to U.S. Participants in certain circumstances. These amendments align the ability of the Board to accelerate the vesting of outstanding awards granted to US Participants with the existing ability of the Board to accelerate the vesting of awards for non-U.S. Participants.
The maximum number of shares issuable pursuant to outstanding awards under the treasury based restricted share unit plan is 9.7% of the number of issued and outstanding shares from time to time. In addition, the maximum number of shares issuable pursuant to all of our security-based compensation arrangements is 9.7% of the number of issued and outstanding shares. With respect to the market-based RSP, independent trustees purchase Sierra Wireless common shares over the facilities of the Toronto Stock Exchange and Nasdaq, which are used to settle vested RSUs. The existing trust funds are variable interest entities and are included in these consolidated financial statements as treasury shares held for RSU distribution. As at June 30, 2022, there were 250,316 market RSUs outstanding.
Non-performance based RSUs vest over one to three years. RSUs vesting over one or two years cliff vest in one year or two years, respectively, and RSUs vesting over three years vest in equal amounts on each anniversary date of the grant. RSU grants to employees who are resident in France for French tax purposes vest over three years in equal amounts on each anniversary date, with the first tranche subject to a hold period of one year. In addition, certain grants issued to employees who are resident in France for French

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)
tax purposes will not vest before the second anniversary from the date of grant, and any shares issued are subject to an additional two year tax hold period.
We include a performance-based component to certain grants of units under our RSPs ("PSUs"). We have two types of PSUs, depending on their performance-based metric. The first type of PSUs have a market condition and are measured against an external benchmark index, and cliff vest after three years. The fair value of these PSUs at date of grant are determined using the Monte Carlo simulation model. The second type of PSUs are measured against financial metrics that are determined by the Company in each fiscal year for the performance period. The determination of the number of awards that will be attained at vesting is based on achieving the financial metric target in each of three individual fiscal years. Each tranche contains an independent annual performance condition and cliff vest on the third anniversary date. Since the financial metric for each tranche is determined separately for each fiscal year in the performance period, each tranche has a separate grant date and the fair value of the PSUs is determined at each grant date using the Company's stock price on grant date adjusted for expected attainment with changes to expected attainment recorded in subsequent periods. As at June 30, 2022, 72,177 PSUs are considered issued but not yet granted and are excluded in the above RSU continuity table.
The aggregate intrinsic value of RSUs that vested and settled in the three and six months ended June 30, 2022 was $12,791 and $22,758, respectively (three and six months ended June 30, 2021 – $7,847 and $12,372).

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)
11.    EARNINGS (LOSS) PER SHARE
The following table provides the reconciliation between basic and diluted earnings (loss) per share:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Net earnings (loss)
Net earnings (loss) from continuing operations	$10,906	$(10,036)	$(3,004)	$(38,574)
Net earnings (loss) from discontinued operations	793	85	2,024	(1,237)
	$11,699	$(9,951)	$(980)	$(39,811)
Weighted average shares used in computation of:
Basic	38,770	36,992	38,439	36,865
Effect of dilutive securities:
Stock options and RSUs	309	—	—	—
Diluted	39,079	36,992	38,439	36,865
Basic net earnings (loss) per share (in dollars):
Continuing operations	$0.28	$(0.27)	$(0.08)	$(1.05)
Discontinued operations	0.02	—	0.05	(0.03)
	$0.30	$(0.27)	$(0.03)	$(1.08)
Diluted net earnings (loss) per share (in dollars):
Continuing operations	$0.28	$(0.27)	$(0.08)	$(1.05)
Discontinued operations	0.02	—	0.05	(0.03)
	$0.30	$(0.27)	$(0.03)	$(1.08)
As the Company incurred losses for the six months ended June 30, 2022 and the three and six months ended June 30, 2021, all equity awards for these periods were anti-dilutive and were excluded from the diluted weighted average shares.
12.    ACCOUNTS RECEIVABLE
The movement in the allowance for expected credit losses during the six months ended June 30, 2022 was as follows:

Six months ended June 30, 2022
Balance, beginning of period	$2,581
Current-period provision (recoveries) for expected credit losses	244
Write-offs charged against allowance for credit losses	(27)
Recoveries of amounts previously written off	2
Disposed of in sale of Omnilink (note 4(b))	(88)
Foreign exchange	(58)
Balance, end of period	$2,654

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)
13.    CONTRACT BALANCES
The following table provides the changes in contract balances:

	June 30, 2022	December 31, 2021	Change
Contract assets	$1,716	$2,290	$(574)
Deferred revenue - current	12,320	11,770	550
Deferred revenue - noncurrent	7,221	7,222	(1)
Contract assets are included in Accounts receivable in our consolidated balance sheets.
During the three and six months ended June 30, 2022, $3,026 and $7,113 was recognized in revenue that was included in the deferred revenue as at December 31, 2021, respectively (three and six months ended June 30, 2021 - $2,702 and $6,239).
14.    INVENTORIES
The components of inventories were as follows:

	June 30, 2022	December 31, 2021
Electronic components	$72,110	$57,302
Finished goods	20,247	24,875
	$92,357	$82,177
15.    PREPAIDS AND OTHER
The components of prepaids and other were as follows:

	June 30, 2022	December 31, 2021
Inventory advances	$38,849	$16,631
Insurance and licenses	946	841
Deposits	4,258	2,821
Contract acquisition and fulfillment costs	1,655	1,746
Other	6,544	5,333
	$52,252	$27,372
In the three and six months ended June 30, 2022, $438 and $884, respectively, of deferred contract acquisition and fulfillment costs were expensed to Sales and marketing and Cost of sales (three and six months ended June 30, 2021 - $436 and $878).

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)
16.    INTANGIBLE ASSETS
During the three and six months ended June 30, 2022, the Company recorded an impairment expense of nil and $9,385, respectively, resulting from the decision to not develop additional products for our home security business in light of the shutdown of 2G/3G networks in the United States. Our home security asset group is part of our Enterprise Solutions reportable segment (see note 5). As the carrying value of the home security asset group was higher than the estimated fair value, which was based on expected future cash flows, an impairment expense was recognized on the related patents and trademarks, customer relationships, brand, and research and development intangible assets. The fair value is a level 3 measurement which required significant judgment. The unobservable inputs include future assumptions about the revenue attrition rate and gross margin.
The components of intangible assets are as follows:

	As at June 30, 2022
	Cost	Accumulated amortization	Net book value
Patents and trademarks	$14,871	$13,626	$1,245
Licenses	53,725	48,679	5,046
Intellectual property	22,178	21,460	718
Customer relationships	107,079	81,280	25,799
Brand	5,598	4,361	1,237
Research and development	9,201	9,182	19
	$212,652	$178,588	$34,064

	As at December 31, 2021
	Cost	Accumulated amortization	Net book value
Patents and trademarks	$15,576	$14,226	$1,350
Licenses	57,382	51,251	6,131
Intellectual property	30,125	27,466	2,659
Customer relationships	125,187	88,659	36,528
Brand	15,069	7,065	8,004
Research and development	9,982	9,946	36
	$253,321	$198,613	$54,708
Estimated annual amortization expense for the next 5 years ended December 31 are as follows:

Remaining 2022	$4,303
2023	7,995
2024	6,812
2025	4,303
2026	3,909
The weighted-average remaining useful lives of intangible assets was 5.1 years as at June 30, 2022.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)
17.    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
The components of accounts payable and accrued liabilities were as follows:

	June 30, 2022	December 31, 2021
Trade payables and accruals	$107,067	$108,741
Inventory commitment reserve	3,495	3,783
Accrued royalties	10,734	9,456
Accrued payroll and related liabilities	21,124	18,956
Professional services	9,137	8,309
Taxes payable (including sales taxes)	6,123	4,148
Product warranties (note 22 (a)(iii))	6,202	4,510
Sales credits	23,702	14,154
Restructuring liability (note 6)	2,909	5,430
Operating lease liabilities	1,448	2,132
Finance lease liabilities	9	19
Other	1,034	3,891
	$192,984	$183,529

18.    LONG-TERM OBLIGATIONS
The components of long-term obligations were as follows:

	June 30, 2022	December 31, 2021
Accrued royalties	$27,485	$31,575
Deferred revenue	7,221	7,222
Finance lease liabilities	18	49
Other	3,533	3,962
	$38,257	$42,808
Remaining performance obligations
As at June 30, 2022, we had $35,177 of remaining performance obligations to be recognized (December 31, 2021 - $34,217), of which we expect to recognize approximately 19% in 2022 and 60% in 2023, and 21% in subsequent years.
We do not disclose the value of remaining performance obligations for: (i) contracts with an original expected length of one year or less, and (ii) contracts for which we recognize revenue at the amount to which we have the right to invoice for services performed.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)
19.    ACCUMULATED OTHER COMPREHENSIVE LOSS
The changes by component in accumulated other comprehensive loss, net of taxes, were as follows:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Balance, beginning of period	$(9,158)	$(8,480)	$(8,732)	$(5,580)
Foreign currency translation adjustments	1,196	359	2,008	462
Recognition of cumulative translation adjustments on dissolution of subsidiaries	817	—	817	—
(Loss) gain on long term intercompany balances	(3,927)	874	(5,165)	(2,129)
Balance, end of period	$(11,072)	$(7,247)	$(11,072)	$(7,247)
20.    FAIR VALUE MEASUREMENT
Fair value presentation
An established fair value hierarchy requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is available and significant to the fair value measurement. There are three levels of inputs that may be used to measure fair value:
Level 1 -        Quoted prices in active markets for identical assets or liabilities.
Level 2 -    Observable inputs other than quoted prices in active markets for identical assets and liabilities, such as quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 -    Inputs that are generally unobservable and are supported by little or no market activity and that are significant to the fair value determination of the assets or liabilities.
The carrying value of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities approximate their fair value due to the immediate or short-term maturity of these financial instruments. Based on borrowing rates currently available to us for loans with similar terms, the carrying values of our obligations under capital leases, and long-term obligations approximate their fair values.
Long-term debt is carried at amortized cost. Incremental costs and fees that are directly attributable to the long-term debt are initially recognized as a deferred charge (i.e. asset). When debt is recognized as a liability at the initial date, the carrying amount of the deferred charge is re-classified as a reduction of the initial proceeds of the debt and amortized to interest expense over the term of the loan. The carrying value of our Loan approximates its fair value and the fair value of our Subordinate Facility is $45,343 as at June 30, 2022 (see note 21(b)). The measurement is categorized within Level 3 of the fair value hierarchy.
Derivatives, such as foreign currency forward and options contracts, may be used to economically hedge the foreign exchange risk on cash flows from commitments denominated in a foreign currency.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)
Derivatives are recorded in Accounts receivable or Accounts payable and accrued liabilities and measured at fair value at each balance sheet date. Any resulting gains and losses from changes in the fair value are recorded in Foreign exchange gain (loss).
Fair value of the foreign currency forward and options contracts are based on observable market inputs such as forward rates in active markets, which represents a Level 2 measurement within the fair value hierarchy.
As at June 30, 2022, we were committed to foreign currency forward contracts totaling $29.5 million (December 31, 2021 - $25.5 million) Canadian dollars to purchase Canadian dollars with an average forward rate of 1.2722 maturing between July and December 2022. We recorded unrealized losses of $504 and $409 in Foreign exchange gain (loss) for those outstanding contracts in the three and six months ended June 30, 2022, respectively (three and six months ended June 30, 2021 - unrealized losses of $4 and $297).
21.    FINANCIAL INSTRUMENTS
(a) Revolving Facility
We have a committed senior secured revolving credit facility (the “Revolving Facility”) with the Canadian Imperial Bank of Commerce (“CIBC”) as sole lender and as Administrative Agent. The total borrowing capacity under the Revolving Facility is $30 million. The Revolving Facility matures on April 30, 2023 and may be used for general corporate purposes, including, but not limited to, capital expenditures, working capital requirements and/or certain acquisitions permitted under the Revolving Facility. Borrowings under the Revolving Facility may bear interest at US Base Rate or LIBOR plus applicable margin. Effective January 1, 2022, all references to LIBOR are replaced with the Secured Overnight Financing Rate ("SOFR"). The Revolving Facility contains customary affirmative, negative and financial covenants, including restrictions on dividend payments while the Revolving Facility is drawn. A waiver of certain financial covenants was received on January 19, 2022 and is valid through December 31, 2022. Availability under the amended Revolving Facility is subject to a borrowing base effective January 19, 2022. As at June 30, 2022, there were $nil outstanding borrowings under the Revolving Facility (December 31, 2021 - $nil).
(b) Long-Term Debt
The movement in long-term debt during the six months ended June 30, 2022 was as follows:

	Subordinate Facility	Loan	Total
Balance, beginning of period	$—	$9,888	$9,888
Proceeds, net of debt issuance costs	45,732	—	45,732
Capitalized interest expense	1,584	—	1,584
Foreign exchange	(604)	(177)	(781)
Balance, end of period	$46,712	$9,711	$56,423
Classification:
Current portion of long term debt	$—	$971	$971
Long term debt	46,712	8,740	55,452
	$46,712	$9,711	$56,423

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)
The table below presents the Company's contractual principal payments as at June 30, 2022 under the long-term debt:

Remaining 2022	$486
2023	971
2024	971
2025	971
2026	53,893
$57,292
On September 29, 2021, we added a $12.5 million Canadian dollar term loan facility (the “Loan”) with CIBC. The Loan is backed by the Government of Canada under the Business Credit Availability Program; specifically, 80% of the principal of the Loan is guaranteed by the Business Development Bank of Canada (“BDC”). The Loan bears interest at CIBC’s Prime Lending rate plus 2.50% per annum. Repayment is interest only for the first 12 months, followed by regular quarterly payments of principal based on a ten-year amortization schedule plus interest. The outstanding amount owing plus accrued interest and fees are repayable on the maturity date, September 29, 2026. Under the terms, the proceeds from the Loan are to be used to exclusively fund the operational cash flow needs of the Company, including normal scheduled principal and interest payments on the CIBC credit facilities. The Loan also includes restrictions on dividend payments while the Loan is drawn. In the three and six months ended June 30 2022, we recorded interest expense of $122 and $242, respectively.
On January 19, 2022, the Company entered into a credit agreement for a new subordinate credit facility (the "Subordinate Facility") with CIBC and BDC (the "Subordinate Lenders"), pursuant to which the Subordinate Lenders agreed to make available to the Company a non-revolving term facility in the principal amount of up to Cdn $60 million. This Subordinate Facility was fully drawn on January 21, 2022 and has a four year term, maturing on January 19, 2026. The Subordinate Facility bears an interest rate of 5.00% per annum for the first year which increases annually thereafter. In the second year the rate is the greater of, (i) the interest rate applicable to the operating loans under the Revolving Facility plus 1.00%; and (ii) 6.00% per annum. In the third year the rate is the greater of (i) the interest rate applicable to the operating loans under the Revolving Facility plus 2.00%; and (ii) 7.00% per annum. In the fourth year the rate is equal to the greater of (i) the interest rate applicable to the operating loans under the Revolving Facility plus 3.00%; and (ii) 8.00% per annum. During the first year, interest will be added to the principal amount and will be due and payable on the maturity date of the Subordinate Facility. After the first year, interest will be payable monthly. The Subordinate Facility is also subject to an upfront fee of 1.25% and an annual fee on outstanding borrowings in the amount of 1.00% on the first anniversary, 1.25% on the second anniversary and 1.50% on the third anniversary. The Subordinate Facility also contains a mandatory prepayment clause (the "Cash Sweep") stating that for the quarter ending December 31, 2022 and quarters thereafter, 50% of ending cash for the quarter in excess of the cash threshold of $75 million must be repaid against the outstanding principal, up to an annual cap of $25 million. At each reporting date where the Cash Sweep provision is triggered, the portion of the debt repayable in accordance with the cash sweep provision will be classified as current. Excluding this Cash Sweep, pre-payments on this facility may be made without penalty beginning July 19, 2023. The Subordinate Facility contains customary affirmative, negative and financial covenants, including restrictions on dividend payments while the Subordinate Facility is drawn, and is secured under a general security agreement over our significant entities. On January 19, 2022, the Company received a waiver of certain financial covenants, which will remain in place through December 31, 2022.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)
On January 21, 2022, the Subordinate Facility was fully drawn for $47,214 (Cdn$60,000). Upon issuance, we paid an upfront fee to the lenders of $590 and incurred other debt issuance costs of $892. The debt issuance costs are being amortized using the interest method over the term of the Subordinate Facility and reported in interest expense. We also recorded interest expense based on an effective interest rate on the Subordinate Facility of 7.7%. The effective interest rate is based on the minimum contractual interest rates and is subject to changes in the interest rates applicable as described above.
(c) Letters of credit
We have access to a standby letter of credit facility of $1.5 million from Toronto Dominion Bank. The credit facility is used for the issuance of letters of credit and guarantees and is guaranteed by Export Development Canada. As of June 30, 2022, letters of credit issued against the revolving standby letter of credit facility were for a total value of $1.25 million (December 31, 2021 - $1.25 million).

(d) Accounts Receivables Purchase Agreement
We have an uncommitted Receivables Purchase Agreement (the “RPA”) with CIBC, as purchaser, to increase our liquidity. Under the RPA, the Company may offer to sell certain eligible accounts receivable (the “Receivables”) to CIBC, which may accept such offer, and purchase the offered Receivables. Under the RPA, up to $75.0 million of Receivables may be sold and remain outstanding at any time. Receivables are sold at 100% face value less discount with a 10% limited recourse to the Company arising from certain repurchase events. The RPA is on an uncommitted basis with no expiry date and carries a discount rate of Canadian Dollar Offered Rate ("CDOR") (for purchased Receivables in CAD) and SOFR (for purchased Receivables in USD) plus an applicable margin. After the sale, the Company does not retain any interests in the Receivables, but continues to service and collect, in an administrative capacity, the outstanding Receivables on behalf of CIBC.
The Company accounts for the sold Receivables as a sale in accordance with FASB ASC 860, Transfers and Servicing. Proceeds from the sale reflect the face value of the Receivables less discount fees charged by CIBC and one-time legal costs. The discount fees are recorded in Other expense in the Company’s consolidated statements of operations. Net proceeds are classified under operating activities in the consolidated statements of cash flows.
Pursuant to the RPA, the Company sold and de-recognized $15,000 and $26,810 Receivables in the three and six months ended June 30, 2022, respectively (three and six months ended June 30, 2021 - $30,252 and $44,850). As at June 30, 2022, $15,000 remained outstanding to be remitted to CIBC (December 31, 2021 - $11,960), including $77 we collected from Receivables that we previously sold and have not remitted to CIBC due to timing of settlement dates (December 31, 2021 - $nil). We recorded $77 in Restricted cash in the consolidated balance sheets with a corresponding increase in accrued liabilities. Discount fees, which are included in Other expense in the consolidated statements of operations, were $33 and $48 for the three and six months ended June 30, 2022, respectively (three and six months ended June 30, 2021 - $38 and $58).

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)
22.    COMMITMENTS AND CONTINGENCIES
(a) Contingent liability on sale of products
(i)    Under license agreements, we are committed to make royalty payments based on the sales of products using certain technologies. We recognize royalty obligations as determinable in accordance with agreement terms. Where agreements are not in place, we have recognized our current best estimate of the obligation under accrued liabilities and long-term obligations. When agreements are finalized or the obligation becomes statute barred, the estimate is revised accordingly.
(ii)    We are a party to a variety of agreements in the ordinary course of business under which we may be obligated to indemnify a third party with respect to certain matters. Typically, these obligations arise as a result of contracts for sale of our products to customers where we provide indemnification against losses arising from matters such as potential intellectual property infringements and product liabilities. The impact on our future financial results is not subject to reasonable estimation because considerable uncertainty exists as to the final outcome of any claims and whether claims will be made. To date, we have not incurred material costs related to these types of indemnifications.
(iii)    We accrue product warranty costs to provide for the repair or replacement of defective products. Our accrual is based on an assessment of historical experience and on management’s estimates. Changes in the liability for product warranties were as follows:

	Three months ended June 30, 2022	Six months ended June 30, 2022
Balance, beginning of period	$4,991	$4,510
Provisions	1,965	3,193
Expenditures	(754)	(1,449)
Reclassified to liabilities held for sale (note 4(b))	—	(52)
Balance, end of period	$6,202	$6,202

(b) Other commitments
We have purchase commitments totaling approximately $168,468 (December 31, 2021 - $179,573), with certain contract manufacturers and suppliers under which we have committed to buy a minimum amount of designated products between July 2022 and December 2022. In certain of these agreements, we are required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.
We have purchase commitments totaling approximately $24,092 (December 31, 2021 - $9,639) with certain mobile network operators under which we have committed to buy a minimum amount of wireless data and wireless data services between July 2022 and December 2024.
(c) Legal proceedings
We are from time to time involved in litigation, certain other claims and arbitration matters arising in the ordinary course of our business.  We accrue for a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated.  Significant judgment is required in both the determination of probability and the determination as to whether a loss is reasonably estimable. These accruals are reviewed at least quarterly and adjusted to reflect the impacts of negotiations,

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)
settlements, rulings, advice of legal counsel and technical experts and other information and events pertaining to a particular matter.  To the extent there is a reasonable possibility (within the meaning of ASC 450, Contingencies) that the losses could exceed the amounts already accrued for those cases for which an estimate can be made, management believes that the amount of any such additional loss would not be material to our results of operations or financial condition.
In some instances, we are unable to reasonably estimate any potential loss or range of loss.  The nature and progression of litigation can make it difficult to predict the impact a particular lawsuit will have on the Company. For instance, in the case of patent litigation, there are many reasons why we cannot make these assessments, including, among others, one or more of the following: in the early stage of a proceeding, the claimant is not required to specifically identify the manner in which the patent has allegedly been infringed; damages sought that are unspecified, unsupportable, unexplained or uncertain; discovery not having been started or being incomplete; the complexity of the facts that are in dispute (e.g., the analysis of the patent and a comparison to the activities of the Company is a labor-intensive and highly technical process); the difficulty of assessing novel claims; the parties not having engaged in any meaningful settlement discussions; the possibility that other parties may share in any ultimate liability; and the often slow pace of patent litigation.
We are required to apply judgment with respect to any potential loss or range of loss in connection with litigation.  While we believe we have meritorious defenses to the claims asserted against us in our currently outstanding litigation, and intend to defend ourselves vigorously in all cases, in light of the inherent uncertainties in litigation there can be no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by us for those cases for which an estimate can be made. Losses in connection with any litigation for which we are not presently able to reasonably estimate any potential loss or range of loss could be material to our results of operations and financial condition.
On June 14, 2022, Denso Corporation, and several of its affiliates (collectively “Denso”), filed suit against us and several of our affiliates in Superior Court in San Diego County, California. Denso asserts eight claims, including claims for breach of express and implied warranties, equitable indemnification, negligent and intentional misrepresentation, unjust enrichment, promissory estoppel, and declaratory judgment, based on an alleged defect related to the GPS week number rollover date. Denso alleges that it incurred approximately $84 million in damages and costs to implement a firmware update provided by our supplier in late 2018, before we disposed of the Automotive Business, to address the alleged product defect. The case is at an early stage, and we intend to defend the claim vigorously.
We have been advised that Harman Becker Automotive Systems GmbH, and several of its affiliates (collectively “Harman”), filed suit against us in the District Court of Munich, Germany in June 2022. While we have not been served with any complaint, we understand that Harman is asserting claims based on an alleged defect related to the GPS week number rollover date. Harman alleges that it incurred approximately $16 million in damages and costs to implement a firmware update provided by our supplier in late 2018, before we disposed of the Automotive Business, to address the alleged product defect. In the event we are served with a complaint in this matter, we intend to defend the claim vigorously.
Intellectual Property Indemnification Claims
We have been notified by certain of our customers in the following matter that we may have an obligation to indemnify them in respect of the products we supply to them:

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)
In June 2019, Sisvel International S.A. and 3G Licensing S.A. (together, “First Suit Plaintiffs”), filed patent infringement lawsuits (the “First Suits”) in the United States District Court for the District of Delaware against one or more of our customers alleging patent infringement with respect to a portfolio of 12 patents allegedly related to technology for 2G, 3G and 4G cellular communications networks. The Delaware court dismissed claims based on 6 of those 12 patents in February 2020 for at least one of our customers. In May 2020, the First Suit Plaintiffs together with Sisvel S.p.A. (collectively, the “Second Suit Plaintiffs”) filed patent infringement lawsuits (the "Second Suits”) in the United States District Court for the District of Delaware, against one or more of our customers alleging patent infringement with respect to an additional 9 patents allegedly related to technology for 3G and 4G cellular communications networks. The allegations in both lawsuits have been made in relation to certain of our customers' products, which may include products which utilize modules sold to them by us. Inter Partes Review (“IPR”) petitions filed by us and others with the United States Patent and Trademark Office have been instituted with respect to 5 of the 6 remaining patents involved in the First Suits and 8 of the patents involved in the Second Suits. The Patent Trial and Appeal Board (PTAB) has issued written decisions invalidating or partially invalidating the challenged claims of 5 patents involved in the First Suits, which decisions are being appealed by the First Suit Plaintiffs. Decisions with respect to the 8 instituted petitions involving patents in the Second Suits are anticipated in the second half of 2022. Sisvel has stipulated to a stay of both the First Suits and the Second Suits pending the results of the IPR procedure. We do not admit that Sierra Wireless owes indemnity in response to any of the customer requests with respect to the above matters.
Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims made in the foregoing legal proceedings are without merit and intend to defend ourselves and our products vigorously in all cases.
We are engaged in certain other claims, legal actions and arbitration matters, all in the ordinary course of business, and believe that the ultimate outcome of these claims, legal actions and arbitration matters will not have a material adverse effect on our operating results, liquidity or financial position.
23.     SUBSEQUENT EVENT
On August 2, 2022, we entered into the Arrangement Agreement with Semtech Corporation and the Purchaser pursuant to which the Purchaser will acquire all of the outstanding shares of Sierra Wireless (the "Transaction"). Under the terms of the Transaction, Sierra Wireless shareholders will receive $31 in cash per share (in U.S. dollars).
The Transaction, which is not subject to any financing conditions, will be carried out by way of a court-approved plan of arrangement under the Canada Business Corporations Act and will require the approval of at least (1) 66⅔% of the votes cast by Sierra Wireless shareholders, and (2) 66⅔% of the votes cast by Sierra Wireless security holders (comprised of shareholders, optionholders, restricted share unit holders and performance share unit holders), at a special meeting expected to be held to consider the Transaction. In addition to such approval by Sierra Wireless shareholders and security holders, the Transaction is also subject to court approval and regulatory approvals, including approval under the Canadian Competition Act and the United States Hard-Scott-Rodino Antitrust Improvements Act of 1976. Subject to the satisfaction of such conditions, the Transaction is expected to be completed by early 2023.

Head Office
Sierra Wireless, Inc.
13811 Wireless Way
Richmond
British Columbia
Canada V6V 3A4

Telephone :: 604 231 1100

Facsimile :: 604 231 1109

Website :: www.sierrawireless.com